UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Pitch Media Group, Inc.

(Name of Issuer)

---

165 Washington Street, Suite 202
Winchester, MA 01890
https://www.pmglearning.com/

(Physical Address & Website of Issuer)

Delaware	**Corporation**	**January 16, 2014**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.


OFFERING INFORMATION


Crowd Notes	**25,000**	**April 29, 2024**	**$25,000.00**
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)
Yes	**Issuer's discretion**	**$1.00**	**$1,00,000.00**
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

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ANNUAL REPORT DISCLOSURE INFORMATION


Current Number of Employees   14

	Fiscal Year-End December 31, 2022	**Fiscal Year-End December 31, 2021**
Total Assets	$ 4,082,946	$ 2,227,086
Cash & Cash Equivalents	$ 11,772	$ 68,261
Accounts Receivable	$ 1,719,849	$ 398,388
Short-Term Debt	$ 2,462,081	$ 1,216,682
Long-Term Debt	$ -	$ -
Revenues/Sales	$ 4,951,999	$ 2,933,655
Cost of Goods Sold	$ 2,941, 993	$ 1,918,952
Taxes Paid*	$ -	$ -
Net Gain (Loss)	$ 488,645	$ 463,255

* Pitch Media Group, Inc. is an S-Corporation, resulting in pass-through tax treatment for tax purposes. Any income tax expense or benefit is the responsibility of the company's owners.

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JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES


Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

January 31, 2024

Pitch Media Group, Inc.



Regulation Crowdfunding Offering of Crowd Notes

_____

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pitch Media Group, Inc., a Delaware Corporation (the "Company," as well as references to "PMG Learning Solutions," "PMG," "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

_____

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

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The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

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THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE

INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C.

THIS FORM C IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR FEDERAL AND STATE TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON VALLEY BANK, A DIVISION OF FIRST CITIZENS BANK & TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**COMPANY & OFFERING SUMMARY**

This summary highlights selected information that is presented in greater detail elsewhere in this Form C. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C carefully, including the sections titled "Risk Factors" and "Discussion & Analysis of Financial Condition & Results of Operations" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Pitch Media Group, Inc.
165 Washington Street, Suite 202
Winchester, MA 01890
https://www.pmglearning.com/

**Introduction**

Founded in 2014, PMG Learning Services initially carved its niche in creating marketing and fundraising videos for business clients, utilizing the expertise of contract videographers. In 2019, the company embarked on an expansion by integrating the learning solutions team from General Dynamics IT (GDIT), marking its entrance into the corporate training market. This strategic move helped to broaden PMG's scope to include instructional design, web-based training, and eLearning. PMG believes their approach in the training sector uniquely blends interactive methods with practical application scenarios, focusing on merging theoretical knowledge with real-world utility to enhance retention. PMG's video production services further complement this strategy, designed to transform complex subjects into accessible and engaging content. Moreover, the introduction of Hermann, an AI-powered SaaS learning platform, represents PMG's latest advancement. Hermann is engineered to tailor the learning experience to individual profiles, with the goal of optimizing the effectiveness of the training programs. With this comprehensive suite of services, PMG aims to support organizations in efficiently training and equipping their workforce.

**History**

Pitch Media Group, Inc. was established in 2014 as a producer of marketing and fundraising videos for business clients, relying on contract videographers for content creation. The company's forte has been crafting concise, powerful scripts and producing compelling videos using stock footage and motion graphics, without forming a traditional sales team, instead leveraging channel partnerships, especially with General Dynamics IT's (GDIT) learning division. This partnership helped to steer the company's focus towards the learning and training domain, culminating in the absorption of GDIT's learning solutions team and their clientele in 2019, thus broadening PMG's service offerings to include instructional design, web-based training, and eLearning.

The year 2020 marked a strategic turn for PMG when it channeled its profits into developing 'Hermann', a microlearning and spaced-repetition SaaS platform engineered to address the challenges of corporate training such as knowledge retention, training disruption, and the need for accessible learning for mobile users. Under the guidance of its CTO, Jeff Strobel, the company built the platform with a focused team and debuted it with Boeing, securing the platforms first annual revenue. PMG continued to expand its client base solely through executive networking.

By early 2023, PMG's innovation trajectory saw the integration of AI into Hermann, with the 'Ingest & Author' feature going live in October 2023, allowing the platform to autonomously create training queries from documents. This AI enhancement, as well as future ones, aims to solidify PMG's position as a forward-thinking player in the corporate training market.

The Offering

PMG is offering investment in Crowd Notes. A Crowd Note is similar to a Simple Agreement for Future Equity security where an investor makes a cash investment in our company but receives company stock at a later date only in connection with a specific event. The Crowd Note is not a debt instrument. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

$100.00	$25,000	$1,000,000.00	April 29, 2024
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	$25,500	$1,020,000.00	None
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized in 2014 and launched a new SaaS platform, Hermann, in August 2022. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

Market adoption of online learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.
Our future success will depend in part on the growth, if any, in the demand for online learning solutions. While the COVID-19 pandemic caused an acceleration of the market for online learning solutions, it is still less mature than the market for in-person learning and training, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict learner or partner demand for our platform, learner or partner adoption and renewal, the rate at which existing learners and partners expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive offerings into the market, or the success of existing competitive offerings. Furthermore, even if government entities and enterprises want to adopt an online learning solution, it may take them a substantial amount of time and resources to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Even if market demand for online learning solutions generally increases, we cannot assure you that adoption of our platform and services will also increase. If the market for online learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced customer spending, learner and partner attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

Our financial performance depends heavily on our ability to attract and retain enterprises and government entities, and if we fail to do so, our business and operating results will suffer.

Building awareness and acceptance among learners of the benefits of spaced repetition and microlearning offered on our platform as well as in our services is critical to our ability to attract prospective clients. We also must retain clients, which depends in part on our ability to offer engaging and frequently updated content as well as quality customer support and service. The following factors, many of which are largely outside of our control, may prevent us from increasing and maintaining client subscriptions in a cost-effective manner or at all:

- Negative perceptions about online learning. Online education programs may not be successful or operate efficiently, which in turn could create the perception that online education in general is not effective.
- Lack of interest in the offerings, features, services, or other credentials offered on our platform. We may encounter difficulties attracting enterprises and government entities to use our offerings, features, and services.
- Learner dissatisfaction. Learner dissatisfaction with the quality of the offerings, features, and services, may negatively impact learner retention. In addition, learner dissatisfaction that is shared via word of mouth or online platforms may also negatively affect the perceptions of potential new learners and negatively impact our learner acquisition efforts.

We intend to launch new offerings and services to grow our business. If our efforts are not successful, our business, results of operations, and financial condition could be adversely affected.

Our ability to attract and retain clients and increase their engagement with our platform depends on our ability to connect them with appropriate offerings and services. Part of our strategy is to offer new offerings and services in an increasingly relevant and personalized way. We may develop such offerings and services independently, by acquisition, or in conjunction with third parties, but there is no guarantee these approaches will be successful. The markets for new offerings and services may be unproven, and these offerings may include technologies and business models with which we have little or no prior experience or may significantly change our existing offerings and services. If we are not able to create an experience that allows prospects to easily and effectively identify the offerings and services, including, the use of spaced repetition and microlearning that meet their needs, we may not grow our customer base or generate sufficient revenue, operating margin, or other value to justify our investments, and our business could be adversely affected.

A significant portion of our revenue comes from a limited number of enterprises and government entities, the loss of which could have a material adverse effect on our business, financial condition, and results of operations.

Thus far, we have relied on a limited number of enterprises and government entities for a substantial portion of our total revenue. The loss of any of these, or a failure of some of them to renew or expand their relationships with us, could have a significant impact on the growth rate of our revenue, profitability, and our reputation.

There can be no assurance that the company will maintain profitability.

There can be no assurance that the Company will maintain profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations and scale its Hermann platform. The Company believes these amounts will be sufficient to finance its operations and scale Hermann. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

If we cannot continue to develop, acquire, market, and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly, and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging technological trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire, or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue, earnings or stock price and weakening our competitive position.

We offer our products on a variety of hardware platforms. Consumers continue to migrate from personal computers to tablet and mobile devices. If we cannot continue adapting our products to tablet and mobile devices, or if our competitors can adapt their products more quickly than us, our business could be harmed. Releases of new devices or operating systems may make it more difficult for our products to perform or may require significant costs in order for us to adapt our solutions to such devices or operating systems. These potential costs and delays could harm our business.

If we fail to increase sales of our Hermann platform, or if we need to change the contract terms associated therewith, including with respect to pricing or contract length, it could negatively affect our business, financial condition, and results of operations.

We sell our Hermann platform to large businesses and governmental organizations. These customers utilize our platform to provide relevant training, skills, and credentialing programs to employees through our online platform. To maintain and expand our relationships with these entities, we must demonstrate the value, benefits, and return on investment of providing education, training, skills, and credentialing through our online platform and services and achieve acceptance from both organizations and their employees of the merits and legitimacy of our offerings.

Our growth strategy is dependent upon increasing sales of Hermann to these entities, which we offer on a subscription and flat-fee basis. We have a limited history with our subscription and pricing models and changes in our models could adversely affect our revenue and financial condition. In addition, as the market for our platform grows (if ever), as new competitors introduce competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. For example, we often enter into subscription arrangements with businesses and governmental organizations in which we offer more favorable pricing terms in exchange for larger total contract values or longer contract terms. Changes to our pricing models or contract lengths could negatively impact our revenue and financial position, and we may have increased difficulty achieving growth or profitability. As we drive a greater portion of our revenue through subscriptions to our Hermann platform, this may also result in reduced margins in the future.

We recognize revenue from customer subscriptions ratably over the subscription term of the underlying contract, which generally ranges from one to five years. Consequently, a decline in new or renewed subscriptions in any quarter or year will not be fully reflected in revenue or other results of operations in that quarter or year but will negatively affect our revenue and other results of operations across future periods. Further, any increases in the average term of subscriptions would result in revenue for those contracts being recognized over longer periods of time with less positive impact on our results of operations in the near term. Accordingly, such changes could adversely affect our financial performance.

As we seek to increase sales of our Hermann platform, we face upfront sales costs, higher customer acquisition costs, more complex customer requirements, and discount requirements. In addition, entities that subscribe to our Hermann platform may elect to begin to use our platform on a limited basis, but nevertheless require education and interactions with our sales team, which increases our upfront investment in the sales effort with no guarantee that our platform will be used widely enough across their organization to justify our upfront investment. Similarly, we may also incur significant upfront and servicing costs for contracts that are not renewed, or which the customer seeks to terminate early, even in the absence of a breach on our part or contractual terms permitting an early termination. If we are unable to maintain or increase the number of subscriptions to our Hermann platform while mitigating the risks associated with serving subscribers, our business, financial condition, and results of operations will suffer.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Benjamin Campbell (Founder, CEO, President, Treasurer, Secretary), Jeffrey Strobel (CTO, Board Director), Colin Cohen (CRO, Board Director), and John Dzamba (COO, Board Director). The Company has or intends to enter into an employment agreement with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of either Benjamin Campbell, Jeffrey Strobel, Colin Cohen, or John Dzamba could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Introduction of new technology could harm our business and results of operations.

The expectations and needs of technology consumers are constantly evolving. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new products and services efficiently, enhance and integrate our products and services in a timely and cost-effective manner, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Integration of our products and services with one another and other companies' offerings creates an increasingly complex ecosystem that is partly reliant on third parties. If any disruptive technology, or competing products, services or operating systems that are not compatible with our solutions, achieve widespread acceptance, our operating results could suffer, and our business could be harmed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Benjamin Campbell, Jeffrey Strobel, Colin Cohen, and John Dzamba in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Benjamin Campbell, Jeffrey Strobel, Colin Cohen, or John Dzamba dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must comply with various laws and regulations. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition, and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing 14 regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented

on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 40.82% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form C. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

MARKET & INDUSTRY DATA

This Form C contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors."

<h1 style="text-align: center;">THE COMPANY</h1>

<h2 style="text-align: center;">Business & Anticipated Business Plan</h2>

*Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and its future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.*

Pitch Media Group, Inc. was established in 2014 as a producer of marketing and fundraising videos for business clients, relying on contract videographers for content creation. The company's forte has been crafting concise, powerful scripts and producing compelling videos using stock footage and motion graphics, without forming a traditional sales team, instead leveraging channel partnerships, especially with General Dynamics IT's (GDIT) learning division. This partnership helped to steer the company's focus towards the learning and training domain, culminating in the absorption of GDIT's learning solutions team and their clientele in 2019, thus broadening PMG's service offerings to include instructional design, web-based training, and eLearning.

The year 2020 marked a strategic turn for PMG when it channeled its profits into developing 'Hermann', a microlearning and spaced-repetition SaaS platform engineered to address the challenges of corporate training such as knowledge retention, training disruption, and the need for accessible learning for mobile users. Under the guidance of its CTO, Jeff Strobel, the company built the platform with a focused team and debuted it with Boeing, securing the platforms first annual revenue. PMG continued to expand its client base solely through executive networking.

By early 2023, PMG's innovation trajectory saw the integration of AI into Hermann, with the 'Ingest & Author' feature going live in October 2023, allowing the platform to autonomously create training queries from documents. This AI enhancement, as well as future ones, aims to solidify PMG's position as a forward-thinking player in the corporate training market.

As of November 2023, PMG generates revenue from two segments – its long-standing professional learning services and the more recently developed SaaS-based learning platform, Hermann. While its services segment currently generates a majority of the company's revenues, it's strategically shifting its focus towards enhancing and scaling Hermann. This shift is underpinned by a solid foundation in delivering professional learning services, which have historically driven the company's revenue and are now helping to facilitate the transition towards a more SaaS-focused business model. PMG plans to continue operating its service segment well into the future but will not focus on growing it.

Current products:

1. *Learning Solutions*

   PMG's Learning Solutions offer a robust suite of services tailored to enhance organizational performance through strategic learning and development. The company's offerings are categorized into four main solutions, Performance Consulting, Design and Development, Implementation, and Measurement, each addressing different aspects of the learning lifecycle.

2. *Video Solutions*

   PMG's Video Solutions specialize in transforming a variety of content such as learning materials, communications, or marketing messages into engaging short videos. They cater to diverse needs like training, company overviews, pitches, and presentations, ensuring a tailored fit for each client's story through talking heads, animation, or motion graphics with stock footage.

3. *Hermann*

   Hermann is a SaaS learning platform that utilizes AI to implement the principles of spaced repetition for educational purposes within corporate and government organizations. The platform is designed to facilitate the retention of information by delivering learning content in small, manageable segments known as microlearning. Hermann systematically presents this content at optimal intervals to reinforce knowledge retention, which is particularly beneficial for maintaining proficiency in areas that require frequent updates or adherence to new regulations. The platform integrates into the user's workflow, providing a learning experience that aims to be both efficient and minimally disruptive. Hermann's core functionality supports the idea that continuous learning should be an integral part of the work process, enabling employees to stay informed and skilled without significant interruption to their daily tasks.

PMG's competes in the corporate training market alongside companies like Absorb, which provides an AI-driven LMS; Qstream, known for its brain science-based microlearning; Centrical, which integrates AI and gamification; Amplifire, with its focus on adaptive learning to correct misinformation; and Mindmarker, which enhances training effectiveness with spaced repetition and microlearning. In contrast to the standard offerings of its competitors, PMG aims to prioritize tailored learning experiences to meet the specific needs of each organization, believing this customized approach sets them apart and firmly establishes its role as an innovator in the corporate training sector.

_____

Products & Services

Product / Service	Development Stage	Description	Market
Learning Solutions	Developed	Suite of services tailored to enhance organizational performance through strategic learning and development.	U.S. corporate training
Video Solutions	Developed	Customized video solutions designed to amplify messaging impact across learning, communication, and marketing, using diverse visual techniques for a unique storytelling experience.	U.S. corporate training
Hermann	Developed	SaaS learning platform that utilizes AI to implement the principles of spaced repetition for educational purposes.	U.S. corporate training

Intellectual Property

Application or Registration Information	Title	Description	Application Date	Grant Date	Country
Application No. 63209580	System and method for automated visually-coded scheduling of spaced repetition	The patent application is for Hermann, a SaaS learning platform that utilizes AI to implement the principles of spaced repetition for educational purposes.	6/11/21	N/A	United States

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation(s)	Business Experience
Benjamin Campbell	President, Treasurer, Secretary	CEO, Founder January 2014 – Present Oversees general business and	*PMG Learning Solutions January 2014 – Present* Corporate training	*PMG Learning Solutions January 2014 – Present* CEO, Founder, President, Treasurer, Secretary *CheckN Holdings*

		operations of the company. Sets vision and strategy. Oversees company's financial performance. Hires staff.	CEO, Founder, President, Treasurer, Secretary *CheckN Holdings November 2020 – Present* Social networking Co-Founder, Chairman	*November 2020 – Present* Co-Founder, Chairman
Jeffrey (Jeff) Strobel	Director	CTO August 2014 – Present Leads engineering team. Guides development of Hermann.	*PMG Learning Solutions August 2014 – Present* Corporate training CTO	*PMG Learning Solutions August 2014 – Present* CTO
Colin Cohen	Director	CRO January 2019 – Present Develops revenue strategy. Leads sales and marketing efforts. Fosters and manages customer relationships	*PMG Learning Solutions January 2019 – Present* Corporate training CRO	*PMG Learning Solutions January 2019 – Present* CRO
John Dzamba	Director	COO January 2019 – Present Oversees day-to-day operations. Manages processes and performance measurement. Fosters and manages customer relationships	*PMG Learning Solutions January 2019 – Present* Corporate training COO	*PMG Learning Solutions January 2019 – Present* COO

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Legal Matters

<u>Covered Persons</u>

Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

<u>Litigation</u>
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

<u>Indemnification</u>
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Results of Operations

Prior to the release of Hermann, PMG generated revenues solely from its learning and video solutions and services. Before Hermann, PMG consistently generated millions of dollars in annual revenues and was profitable on annualized basis from 2019-2022. Through the first 11 months of 2023 PMG generated approximately $3.8 million in total revenue, with Hermann representing roughly $500,000 of that figure. While the development and scaling of Hermann has caused the company to operate at a loss through the first nine months of 2023, PMG believes Hermann's initial traction as well as the company's position of needing minimal capital infusion to fund the initial R&D, proof of concept, and market fit (due to the profitability of its service business) is a testament to its ability to acquire customers and can help them achieve profitability once again in the future. As of January 30th, 2024, the company had roughly $280,000 cash on hand.

The Company does not expect to achieve profitability in the next twelve (12) months and intends to focus on the following:

We intend to use 2024 as a year of growth for Hermann, which will likely not allow us to reach annualized EBITDA positivity in 2024. However, we plan to reach EBITDA positivity sometime in the first half of 2025.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

_____

THE OFFERING

The Company is offering up to 1,000,000 in principal amount of Crowd Notes for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 29, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank, a division of First Citizens Bank & Trust Company, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering related to the purchase and sale of the Securities.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

<center>**THE SECURITIES**</center>

We request that you review the Crowd Note and Subscription Agreement in conjunction with the following summary information.

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

<center>**Definitions**</center>

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount   10%

Interest Rate   n/a

Pre-Money Valuation Cap $7.5 million for first $250,000 invested, $9 million thereafter

Major Investor. An investor who invests at least $25,000 in this Offering.

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Conversion Shares. Shares of our preferred stock that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i) closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) initial public offering, liquidation, dissolution or winding up of our company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred stock upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2X) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

_____

USE OF PROCEEDS

PMG plans to use proceeds from the Offering to amplify its sales and marketing efforts for Hermann. The company plans to use a majority of the funds to hire new sales reps and an AI engineer to help with the further development of Hermann. The company also plans to bring on a marketing coordinator and account manager to help grow and maintain Hermann accounts. The company plans to use the remaining proceeds for general marketing, an AI Engineer, and a buffer for any unexpected costs.

The percentage allocated to each Company initiative may vary depending on proceeds raised.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ 25,000.00	$ 1,000,000.00
(Intermediary Fees)	$ (1,250.00)	$ (50,000.00)
(Escrow Fees)	$ (1,000.00)	$ (3,500.00)
Net Proceeds	$ 22,750.00	$ 946,500.000

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

If PMG raises the minimum, it intends to use all of the proceeds for its marketing budget. If it raises the maximum, it intends to use the proceeds as follows:



Sales Reps: The company expects to hire three reps to help scale Hermann.

AI Engineer: The company anticipates hiring a new AI engineer to help further develop Hermann.

Marketing Contractor: The company plans to hire a marketing contactor to help promote Hermann.

Account Manager: The company aims to hire an account manager for handling Hermann account maintenance and growth.

Marketing Budget: The company plans to use its marketing budget for advertising, lead generation, promotions, and conferences.

Buffer: The company anticipates using a small portion of the proceeds as a buffer for any unexpected costs.

_____

CURRENT OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (assume converted prior to Offering)
Voting Common Stock	2,274,468 shares	1,424,674 shares	1 vote per share	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	90.68%
Non-Voting Common Stock	513,673 shares	146,407 shares	None	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	9.32%

Securities Reserved for Issuance upon Exercise or Conversion

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify the Offering Securities	Ownership percentage if exercised prior to Offering
Options – voting common stock	849,794 shares	0	1 vote per share	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	0%
Options – non-voting common stock	367,266 shares	0	None	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	0%

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Benjamin Campbell.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Benjamin Campbell	Voting Common Stock	1,138,132	40.82%

Material Terms of Any Debt

The Company owes the following:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Sandy Spring Bank	$299,000	8% variable rate	4/21/2024	$300,000 revolving line of credit accruing 8% (variable rate based on the Highest Prime Rate published in the WSJ) of interest per annum with a maturity date on April 21, 2024. PMG can request to increase the line of credit principal amount, which it has done in the past. PMG can also pre-pay the full amount owed at any time without penalty. The total due on the maturity date is $300,000 (principal amount) plus any accrued interest. Interest is calculated using a 365/360 method, which means the interest rate for a 360-day year is applied to the outstanding principal balance. This rate is then multiplied by the actual number

			of days the principal balance remains unpaid. All interest payments for this note are calculated using this method.
Colin Cohen	$35,000	5%	Undefined	Short-term loan accruing 5% of interest per annum with an undefined maturity date. See "Related Party Transactions" for additional information.
Paul Duke	$245,041	4%	Undefined	Long-term loan accruing 4% of interest per annum, paid monthly, with an undefined maturity date. Paul Duke is a family friend of Benjamin Campbell that has loaned PMG varying sums of money over the past seven years. The balance has changed as the company has alternately borrowed and repaid amounts over time. The current balance of the loan is $245,041.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Benjamin Campbell	Founder, CEO, President, Treasurer, Secretary, 20%+ equity owner	$394,954	Loan receivable to PMG from Benjamin Campbell with an interest rate calculated using the applicable blended annual rate per the IRS year, and an undefined repayment date. From 2014 to 2018, Benjamin Campbell was the sole employee of the company, and all work was done through a broad network of contractors. Over the course of this period, Benjamin took distributions from the company from time to time which have been categorized as a loan receivable. This practice ceased with the hiring of a broader team of employees in 2019. In 2021, the loan had a 0.60% interest rate and total accrued interest of $26,148. In 2022 it had a 1.40% interest rate and accrued interest rose to $32,658. 2023's interest rate and accrued interest amount have yet to be calculated. The total principal and interest due (to the company at a future, unspecified date) as of December 2022 is $427,612.
Benjamin Campbell	Founder, CEO, President,	$48,000	In October 2023, Benjamin Campbell loaned the company a total of $48,000 via three installments ($24,000; $11,000; and $13,000). The terms of the loan

	Treasurer, Secretary, 20%+ equity owner		were 0% interest with repayment as soon as feasible for the company. On November 6, 2023, the company repaid, in full, all three installments of the loan.
Benjamin Campbell	Founder, CEO, President, Treasurer, Secretary, 20%+ equity owner	$38,000	In November 2023, Benjamin Campbell extended a short-term loan of $38,000 to the company. The loan had a zero percent interest rate and was paid back in less than 30 days.
Benjamin Campbell	Founder, CEO, President, Treasurer, Secretary, 20%+ equity owner	$16,000	In November 2023, Benjamin Campbell extended a short-term loan of $16,000 to the company. The loan had a zero percent interest rate and was paid back in less than 30 days.
Benjamin Campbell	Founder, CEO, President, Treasurer, Secretary, 20%+ equity owner	$25,000	In August 2023, Benjamin Campbell extended a short-term loan of $25,000 to the company. The loan had a zero percent interest rate and was paid back in less than 30 days.
Benjamin Campbell	Founder, CEO, President, Treasurer, Secretary, 20%+ equity owner	$55,000	From June 2022 to August 2022, Ben Benjamin Campbell extended 3 short-term loans totaling $55,000 to the company. The loans had a zero percent interest rate and were paid back in less than 30 days.
Colin Cohen	CRO, Director	$3,000	In November 2023, Colin Cohen extended a short-term loan of $3,000 to the company. The loan had a zero percent interest rate and was paid back in December 2023.
Colin Cohen	CRO, Director	$35,000	On September 5, 2023, Colin Cohen extended a $35,000 short-term loan accruing 5% of interest per annum with an undefined maturity date.
Go West Development	Brother of Benjamin Campbell	$50,000	In June 2022, Go West Development extended a short-term loan totaling $50,000 to the company. The loan had a zero percent interest rate and was paid back in less than 30 days.
Go West Development	Brother of Benjamin Campbell	$45,000	From November 2021 to December 2021, Go West Development extended 2 short-term loans totaling $45,000 to the company. The loans had a zero percent interest rate and were paid back in less than 30 days.
Daniel's Accounting Solutions, LLC	Contract controller for PMG	$40,000	In February 2022, Daniel's Accounting Solutions, LLC extended a short-term loan totaling $40,000 to the company. The loan had a zero percent interest rate and was paid back in less than 30 days.

_____

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Benjamin Campbell
(Signature)

Benjamin Campbell
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Benjamin Campbell
(Signature)

Benjamin Campbell
(Name)

Chief Executive Officer
(Title)

January 31, 2024
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

Pitch Media Group, Inc. (the "Company") a Delaware Corporation

(**d.b.a. PMG Learning Solutions**)

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pitch Media Group, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
January 30, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	11,772	68,261
Accounts Receivable	1,719,849	398,388
Prepaid Expenses	1,050	-
Loan Receivable - Related Party	394,954	394,954
Interest Receivable - Related Party	32,658	26,148
Other Receivable	5,000	5,000
Total Current Assets	2,165,283	892,751
Non-current Assets		
Equipment and Vehicle, net of Accumulated Depreciation	13,726	25,489
Intangible Assets: Software Development and Domain Name, net of Accumulated Amortization	1,899,152	1,307,747
Security Deposits	1,100	1,100
Other	3,685	-
Total Non-Current Assets	1,917,663	1,334,335
TOTAL ASSETS	4,082,946	2,227,086
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	238,071	338,310
Accrued Expenses	23,280	59,359
Line of Credit	149,772	198,747
Notes Payable	249,038	305,005
Payroll Liabilities	152,615	105,814
Contract Liabilities	1,407,690	198,839
Deferred Revenue	241,615	-
Other Liabilities	-	10,608
Total Current Liabilities	2,462,081	1,216,682
TOTAL LIABILITIES	2,462,081	1,216,682
EQUITY		
Voting Common Stock	10	10
Treasury Stock	(12,000)	(12,000)
Additional Paid in Capital	121,816	-
Retained Earnings	1,511,039	1,022,394
Total Equity	1,620,866	1,010,404
TOTAL LIABILITIES AND EQUITY	4,082,946	2,227,086

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	4,951,999	2,933,655
Cost of Revenue	2,941,993	1,918,952
Gross Profit	2,010,006	1,014,703
Operating Expenses		
Advertising and Marketing	6,153	1,703
General and Administrative	1,271,443	833,863
Research and Development	67,738	5,052
Legal and Professional	130,853	95,659
Rent and Lease	12,150	12,000
Depreciation	11,763	17,130
Amortization	65,746	402
Total Operating Expenses	1,565,844	965,809
Operating Income (loss)	444,161	48,894
Other Income		
Interest Income	6,510	2,791
Other	60,254	455,986
Total Other Income	66,764	458,777
Other Expense		
Interest Expense	18,780	18,952
Other	3,500	25,464
Total Other Expense	22,280	44,416
Earnings Before Income Taxes	488,645	463,255
Provision for Income Tax Expense/(Benefit)		
Net Income (Loss)	488,645	463,255

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	488,645	463,255
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	11,763	17,130
Amortization	65,746	402
Accounts Payable and Accrued Expenses	(136,318)	317,791
Accounts Receivable	(1,321,461)	(217,575)
Prepaid Expenses	(1,050)	-
Interest Receivable - Related Party	(6,510)	(2,790)
Contract Liabilities	1,208,851	255,384
Payroll Liabilities	46,801	1,200
PPP Loan Forgiveness	-	(219,800)
Deferred Revenue	241,615	-
Other	(14,293)	(6,162)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	95,142	145,581
Net Cash provided by (used in) Operating Activities	583,787	608,836
INVESTING ACTIVITIES		
Software Development	(657,151)	(764,348)
Net Cash provided by (used by) Investing Activities	(657,151)	(764,348)
FINANCING ACTIVITIES		
Issuance of Common Stock	121,816	-
Treasury Stock	-	(8,000)
Proceeds/(Repayment) of Notes Payable	(55,967)	135,283
Proceeds/(Repayment) of Line of Credit	(48,974)	28,747
Partner Distributions	-	(1,555)
Other	-	-
Net Cash provided by (used in) Financing Activities	16,875	154,475
Cash at the beginning of period	68,261	69,298
Net Cash increase (decrease) for period	(56,489)	(1,037)
Cash at end of period	11,772	68,261

Statement of Changes in Shareholder Equity

	Voting Common Stock		Nonvoting Common Stock		Treasury Stock	APIC	Retained Earnings	Total Shareholder Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning Balance at 1/1/2021	1,000,000	10	-	-	(4,000)	-	560,694	556,704
Repurchase of Shares	(38,000)	-	-	-	(8,000)	-	-	(8,000)
Partner Distributions	-	-	-	-	-	-	(1,555)	(1,555)
Net Income (Loss)	-	-	-	-	-	-	463,255	463,255
Ending Balance 12/31/2021	962,000	10	-	-	(12,000)	-	1,022,394	1,010,404
Stock-Based Compensation	512,674	-	96,407	-	-	121,816	-	121,816
Additional Paid in Capital	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	488,645	488,645
Ending Balance 12/31/2022	1,474,674	10	96,407	-	(12,000)	121,816	1,511,039	1,620,866

Pitch Media Group, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pitch Media Group, Inc. (d.b.a. PMG Learning Solutions) ("the Company") was formed in Delaware on January 1st, 2014. Until 4 years ago, the Company's primary business was creating custom training solutions for very large corporations and agencies of the federal government and US military. Four years ago, the Company began developing a new SaaS training delivery platform called Hermann, which offers these same clients microlearning and spaced repetition learning. The Company has closed 6 of its 7 clients to date on this new platform, and it is raising money to hire a sales team to focus on selling even more clients this SaaS training delivery portion of the business (which is now AI-powered).

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Learning Solutions – The Company generates revenue from custom training videos that deliver microlearning and spaced-repetition learning. The Company's performance obligation is the development of such videos while integrating key learning objectives per the requirements of each client. Each project is invoiced Net 30 once it is complete at which point revenue is recognized and performance obligations become satisfied.

Hermann Licensing – The Company generates revenue from licensing its training delivery platform called "Hermann". Licensing will grant customers access to the Company's software asset for the purposes of developing custom training videos and solutions tailored to specific needs and objectives. The Company's performance obligation is to maintain an acceptable level of software uptime for users over each licensing period which can last on a monthly or annual basis. Cash is received at the initiation of services and revenue is recognized over the life of each contract in equal monthly parts as performance obligations become satisfied. As of December 31, 2022, the Company had deferred revenues of $241,615 where cash was received with remaining performance obligations to be satisfied.

A summary of the Company's revenue is provided below:

Revenue Type	2022	2021
Learning Solutions	4,834,864	2,933,655
Hermann Licensing	117,135	-
Grand Total	4,951,999	2,933,655

Contract Liabilities

As year-end approaches, a client may request to be billed for the full balance of any project pertaining to the Company's Learning Solutions that are currently in progress and have yet to be recognized as revenue. In such cases, the Company has yet to begin work for projects that have been pre-billed; however, cash has yet to be received resulting in contract liabilities where performance obligations will be satisfied at a future date. The total ending balance of such liabilities was $1,407,690 and $198,839 as of December 31, 2022 and 2021, respectively.

Other Income

In 2022, the Company received an employee retention tax credit in the amount of $60,254. In 2021, the Company's two PPP loans were forgiven in full (please see "Note 5" for further details).

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	41,495	(37,693)	-	3,802
Vehicle	5	85,086	(75,162)	-	9,924
Grand Total	-	126,581	(112,855)	-	13,726

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 10 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company adopted its Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 1,106,880 shares of Common Stock were allocated towards this Plan to be awarded as Restricted Stock or Stock Options that are exercisable at a price ranging from $0.10 - $0.20 per share. These options vest either immediately upon the date of grant, or over the course of 3 years in equal monthly installments until fully vested. Please see "Note 6" regarding the issuance of Voting and Nonvoting Common Stock to certain individuals as consideration for past services provided pursuant towards the Company's software asset. A summary of the Company's Stock Options is provided below.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Aggregate Intrinsic Value		Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2021	250,000	$	0.10	$	-	-
Granted	188,000	$	0.16	$	-	3
Exercised	-	$	-	$	-	
Expired/cancelled	-					
Total options outstanding, December 31, 2021	438,000	$	0.13	$	-	3
Granted	668,880	$	0.20	$	-	3
Exercised	-	$	-	$	-	
Expired/cancelled	-					
Total options outstanding, December 31, 2022	1,106,880	$	0.17	$	-	3
Options exercisable, December 31, 2022	766,238	$	0.17	$	-	3

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value	
Nonvested options, January 1, 2021			
Granted	188,000	$	0.16
Vested	(41,778)	$	0.16
Forfeited	-	$	-
Nonvested options, December 31, 2021	146,222	$	0.16

Granted	668,880	$	0.20
Vested	(474,461)	$	0.19
Forfeited	-	$	-
Nonvested options, December 31, 2022	340,642	$	0.19

Income Taxes

The Company is an S-Corporation resulting in pass-through treatment for tax purposes. Any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

From 2014 through 2018, the Company only had one employee, its founder and CEO, while all work was done through a broad network of contractors. Over the course of this period, the Company loaned its CEO a total of $394,954 which accrued interest at a variable blended rate of 1.40% and 0.60% during the respective years of 2022 and 2021. No more money was advanced once the Company began hiring employees in 2019, and this receivable is due and payable to the Company at some future, unspecified date. The total ending balance of this receivable, including principal and accrued interest, was $427,612 and $421,102 as of December 31, 2022 and 2021, respectively.

In August 2018, the Company entered into a loan agreement for the purpose of financing the purchase of a vehicle personally used by the CEO. The original principal balance was $75,086 with an interest rate of 5.75% and monthly payments of principal and interest in the total amount of $1,400. This loan is secured by the vehicle and the Company remained current on its payments, resulting in no interest accruals. The total ending principal balance was $3,997 and $20,797 as of December 31, 2022 and 2021, respectively. In October 2023, this loan was paid off in full.

Throughout 2022 and 2021, the Company received multiple advances from its CEO, its accountant, and an immediate family member of the CEO in the total principal amount of $145,000 and $45,000, respectively. These advances accrued no interest, carried no security interest, and were all paid off within a few days of each advance resulting in a $0 ending balance as of December 31, 2022 and 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company has leased its current office space for almost 10 years, previously consisting of annual renewals and currently leased on a monthly basis. This lease arrangement has not been updated for the past 5 years, and it calls for monthly lease payments of $1,000. Because no representation has been made regarding the Company's intent to enter into a long-term lease agreement, there are no future minimum lease payments nor any right-of-use assets and corresponding lease liabilities.

NOTE 5 – LIABILITIES AND DEBT

Over the course of the past several years, the Company received multiple advances from a third party that carried the same interest rate of 4.00% and no security interest. The maturity date for each advance is undefined and may be called upon demand; however, interest on the unpaid portion of principal is payable monthly. No interest has accrued, resulting in an ending principal balance of $245,041 and $275,041 as of December 31, 2022 and 2021, respectively.

In November 2018, the Company received a Line of Credit in the initial maximum draw of $100,000 with an introductory interest rate of 3.99% for the first 12 months, followed by a floating interest rate ranging from the greater of (i) 1.50% - 2.00% above the Bank's Prime Rate, which is announced and adjusted at the bank's discretion, and (ii) a floor of 6.75% - 7.25% depending on the Company's choice to enroll in automatic payments. This line of credit was due and payable upon the early of (i) demand by the holder, or (ii) November 2020, and it was secured by the CEO's mortgage. In December 2020, the maximum draw was increased to $200,000 while maintaining the same floating interest rate and no fixed maturity. The lender conducts an annual review of the Company's repayment activities during the month of November to determine the granting of continuous 12-month extensions. No interest has accrued, resulting in an ending principal balance of $149,772 and $198,747 as of December 31, 2022 and 2021, respectively. In January 2023, this line of credit was paid off in full.

In February 2019, the Company entered into an unsecured loan agreement for $100,000 with a simple interest rate that ranged from 4.50% to 6.00% which was adjustable at the lender's discretion due to market conditions. This loan had an initial maturity date in February 2021, was subsequently extended, and then fully repaid in March 2022. No interest has accrued, resulting in an ending principal balance of $0 and $9,167 as of December 31, 2022 and 2021, respectively.

In April 2020 and January 2021, the Company entered into two unsecured Paycheck Protection Program (PPP) loans of $219,800 and $235,054, respectively. These loans accrued an interest rate of 1.00% and had maturities ranging from 2022 to 2026. As of December 31, 2021, both loans were forgiven in full in the total amount of $454,854 (please see "Other Income" note).

Please see "Note 3" regarding a vehicle loan and multiple short-term advances from certain related parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit	149,772	6.75% - 7.25%	2023	149,772	-	149,772	-	198,747	-	198,747	-
Note Payable	245,041	4.00%	On Demand	245,041	-	245,041	-	275,041		275,041	-
Note Payable	3,997	5.75%	2023	3,997	-	3,997	-	-	20,797	20,797	-
Note Payable	-	4.50% - 6.00%	2022	-	-	-	-	9,167	-	9,167	-
Total				**398,810**	-	**398,810**	-	**482,954**	**20,797**	**503,751**	-

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	245,041
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The Line of Credit and a portion of the Notes were paid off in full in 2023 (please see "Note 7" for further information)

NOTE 6 – EQUITY

The Company has initially authorized 1,000,000 shares of Common Stock with a par value of $0.0001 per share prior to amending its Certificate of Incorporation in April 2021 to increase the number of authorized shares to 1,500,000 with the same par value per share. Of this total, 1,450,000 were designated as Voting Common Stock, and the remaining 50,000 were designated as Nonvoting Common Stock. Throughout 2021, the Company repurchased 38,000 shares of Voting Common Stock for $8,000 from one of its earliest employees who also served as a Board Member. As a result, a total of 962,000 shares of Voting Common Stock, and 0 shares Nonvoting Common Stock were issued and outstanding as of December 31, 2021.

In November 2022, the Company amended its Certificate of Incorporation to further increase the number of authorized shares to 2,677,958 with a par value of $0.0001 per share. Of this total, 2,274,465 were designated as Voting Common Stock, and the remaining 403,493 were designated as Nonvoting Common Stock. A total of 1,474,674 shares of Voting Common Stock, and 96,407 shares of Nonvoting Common Stock were issued and outstanding as of December 31, 2022.

Voting: Holders of Voting Common Stock are entitled to one vote per share.

Dividends: Holders of both classes of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

Stock-Based Compensation

In November 2022, the Company's Board of Directors authorized the granting of Common Stock to certain individuals as consideration for past services provided pursuant towards the development of the Company's software asset. A total of 512,674 and 96,407 shares of Voting and Nonvoting Common Stock were issued, respectively, at a fair market value of $0.20 per share, resulting in total Stock-Based Compensation expense of $121,816.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 30, 2024, the date these financial statements were available to be issued.

In January 2023, the Company's line of credit for the maximum draw of $200,000 was paid off in full (please see "Note 3" for further information).

In April 2023, the Company received a Line of Credit for a maximum draw of $300,000 with a variable interest rate indexed to the Highest Prime Rate published in the Wall Street Journal, which was 8.00% at the time of origination. The holder has the option to add a positive or negative margin should the holder determine the index has become unavailable or unreliable. This line of credit is secured by the Company's equipment and is due in one payment of all outstanding principal and any accrued interest in April 2024.

On July 13th, 2023, the Company amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 2,788,141 with a par value of $0.0001 per share. Of this total, 2,274,468 shall be designated as Voting Common Stock, and the remaining 513,673 shall be designated as Nonvoting Common Stock. All rights and privileges previously disclosed remain the same.

In September 2023, the Company's CRO loaned a total of $35,000 for the purposes of funding operations. This payable accrues simple interest at a rate of 5.00%, carries no security interest, and is due upon demand.

In October 2023, the Company's CEO loaned a total of $48,000 for the purposes of funding operations. This payable accrued no interest, carried no security interest, and was due upon demand. It was subsequently repaid in full in November 2023.

In October 2023, the Company paid off its vehicle loan (please see "Note 3" for further information).

NOTE 8 – RISKS AND UNCERTAINTIES

Customer Concentrations

Customer concentration risk refers to the potential vulnerability an entity faces when a significant portion of its revenue is derived from a limited number of sources. Any adverse changes in the business relationships, financial health, or purchasing decisions of those key customers could have a significant impact on the Company's overall financial performance. In 2022 and 2021, one customer accounted for approximately 82% and 66% of all revenues, respectively. The Company's management expects this concentration to be substantially mitigated in the coming year or two as the Company increases sales of its new SaaS offering to a broader array of clients.

EXHIBIT B

Company Summary



MicroVentures



Company: PMG Learning Solutions

Market: Corporate training

Product: Custom learning solutions and software

Company Highlights

- The company generated revenues of $4.95 million in 2022 from customers such as Boeing and the FDA, representing a year-over-year increase of nearly 70%
- In addition to learning services, it launched a SaaS-based learning platform called Hermann in 2022 which has already gained six enterprise customers and generated revenues over $600,000 as of November 2023
- PMG applied for Authorization to Operate (ATO) within the U.S. Department of Defense (DoD) network in 2023, which, if approved, could clear Hermann for installation on DoD devices
- Since inception in 2014, PMG has primarily leveraged the revenue from its long-established service business to finance its day-to-day operations as well as the initial development of Hermann

WHY IT'S INTERESTING

How often have you learned something new only to forget it almost immediately? In response to this common dilemma, PMG Learning Solutions (PMG) has carved a niche within the $100 billion U.S. corporate training market. [i] Specializing in custom training programs that span classroom, e-learning, and micro-learning options, PMG's approach is aimed at helping the current shift towards digitization and evolving skill requirements in the workplace.[ii] Leveraging over twenty years of expertise in performance consulting and learning implementation, PMG's executives have navigated the competitive and challenging arenas of both commercial and government contracting to cater to clients like Boeing, the FDA, Medtronic, and Cerner. This achievement helps demonstrate PMG's high level of competence but also its ability to meet the stringent requirements often associated with government contracts and high-tech industrial giants.

In 2022, PMG took a significant leap forward with the launch of Hermann, an innovative Software-as-a-Service (SaaS) learning platform. Integrating artificial intelligence (AI) to incorporate spaced repetition and microlearning, Hermann is engineered to align with the accelerated adoption of digital technologies and the transformation of work environments highlighted by McKinsey's Future of Work report. Moreover, Hermann's adoption by organizations such as the U.S. Air Force and Edwards Lifesciences, along with generating over $600,000 in licensing and service revenues from August 2022 to November 2023, underscores PMG's role in shaping adaptable learning solutions. These solutions can be crucial in today's corporate landscape, where reskilling and flexible training methodologies are becoming the norm.[iii] In 2023, PMG began adding AI-powered features to the platform, the first of which are now live in the system, that are designed to allow Hermann to ingest existing training and automatically author questions and learning objectives for the platform.



Video/Pitch Deck

PMG, an established provider of tailored learning and video production services, plans to broaden its scope with Hermann, an innovative AI-powered SaaS learning platform. This platform complements PMG's service offerings by combining micro-learning and spaced repetition training to enhance learner retention. With a strategic eye on the future, PMG is seeking to raise $1 million in Crowd Notes at a $9 million pre-money valuation cap, specifically to amplify its sales and marketing efforts for Hermann. The Company believes this fundraising effort is distinctive because it leverages the strength of PMG's well-established service business, which boasts nearly ten years of industry experience and robust financial health. This business has already financed the initial development and market testing of Hermann. The success in this area is now enabling the company to concentrate on expanding Hermann rather than focusing on growing its traditional service business.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perk below is subject to Regulation CF investment limits.

- Investors that purchase the first 250,000 Crowd Notes, and thereby fund the first $250,000, will receive Crowd Notes with a conversion provision based on a $7.5 million pre-money valuation cap instead of an $9 million pre-money valuation cap.

COMPANY SUMMARY

Opportunity

At a time where U.S. training expenditures have surged past $100 billion, a paradox emerges in corporate learning. Despite sizeable investments in training, employees forget 50% of new information within an hour, and 70% within 24 hours, a phenomenon known as the forgetting curve.[iv] This highlights a significant inefficiency in traditional training methods. However, the power of spaced learning and microlearning may offer a silver lining. Spaced learning, which involves repeating knowledge at defined intervals, coupled with microlearning modules, can help transform extensive training programs into manageable, recurring sessions, effectively combating the forgetting curve, and enhancing long-term knowledge retention. It integrates interactive and real-world scenarios, like role-playing and simulations, linking theoretical knowledge with practical applications. Additionally, microlearning is designed to deliver information in concise segments – directly into the employee's workflow, with the goal of preventing mental exhaustion, maintaining learner engagement, and saving valuable time and money in the process.[v] [vi]

Founded in 2014, PMG is responding to this challenge by incorporating spaced learning and microlearning into its training solutions and software. PMG's approach combines practical application scenarios with an immersive and interactive training methodology, aiming to blend theoretical knowledge with practical applications for potentially improved relevance and retention of the material. PMG's video solutions are designed to complement these offerings by providing customized video content, which makes complex subjects more accessible and engaging. Furthermore, its new AI-powered SaaS-based platform, Hermann, is engineered to elevate the learning experience by tailoring it to individual learner profiles, with the goal of optimizing training effectiveness. By integrating a variety of educational content, engaging video solutions, and AI-driven time-savings, cost-savings, and



personalization, PMG aims to effectively equip organizations with the tools needed to properly train their workforce for the 21st century.[vii]

Product

PMG offers a comprehensive suite of services tailored to meet the needs of various industries, including Learning and Video Solutions, as well as its new SaaS platform, Hermann. The company's Learning Solutions encompass a range of services, from performance consulting and bespoke content creation to effective implementation and learning impact assessment. Complementing these, the Video Solutions segment specializes in transforming various content into engaging video formats suited for diverse professional needs. Hermann, distinct in its approach, leverages AI and spaced repetition to facilitate microlearning within corporate environments. It integrates learning into daily work routines by delivering it directly to desktops, tablets, and smartphones, thereby offering a seamless and minimally disruptive learning experience. The smartphone option could be especially compelling for the legions of front-line workers in factories, warehouses, and the US military who don't typically have computers at work.

Learning Solutions

PMG's Learning Solutions offer a robust suite of services tailored to enhance organizational performance through strategic learning and development. The company's offerings are categorized into four main solutions, Performance Consulting, Design and Development, Implementation, and Measurement, each addressing different aspects of the learning lifecycle:

Performance Consulting: PMG provides expert analysis designed to drive the creation of effective learning solutions, including:

- **Curriculum Design:** Evaluating the need for new learning programs or the adaptation of existing ones.
- **Rapid Design:** Accelerating course design with a collaborative and focused approach.
- **Job/Skills Task Analysis:** Documenting the competencies required for job success.
- **Competency Models:** Crafting models that inform curriculum development and performance assessment.

Design and Development: This solution focuses on creating tailored learning content that incorporates PMG's extensive experience:

- **Blended Learning:** Combining online digital media with traditional classroom methods.
- **eLearning/Mobile Learning:** Developing web-based and mobile-friendly learning experiences.
- **Instructor-led Training:** Facilitating learning through traditional and virtual classrooms.
- **Business Simulations:** Offering immersive, scenario-based learning activities.
- **Video/Animations:** Enhancing learning with engaging multimedia content.
- **Performance Support Tools:** Providing on-the-job aids to reinforce learning.

Implementation: PMG assists in the practical application of learning strategies within an organization:

- **Facilitation Services:** Delivering classroom and virtual training sessions.
- **Train-the-Trainer:** Equipping internal trainers with the skills to teach others.
- **Translation and Globalization:** Adapting content for global audiences.



- **Learning Management Systems (LMS):** Integrating and consulting on LMS to track and optimize learning.

Measurement: To help ensure the impact of learning solutions, PMG employs rigorous evaluation methods:

- **Learning Effectiveness:** Applying the Kirkpatrick Levels of Evaluation to measure outcomes.
- **Return On Investment (ROI) Analysis:** Using the Phillips ROI Methodology to assess the financial return on learning investments.

Video Solutions

PMG's Video Solutions specialize in transforming a variety of content such as learning materials, communications, or marketing messages into engaging short videos. They cater to diverse needs like training, company overviews, pitches, and presentations, with the goal of ensuring a tailored fit for each client's story through talking heads, animation, or motion graphics with stock footage. PMG believes they stand out by crafting quality scripts, demanding minimal client involvement, offering cost-efficient solutions, and delivering projects swiftly, typically within three weeks.[viii]

Hermann

PMG's Hermann is a SaaS learning platform engineered to utilize AI to implement the principles of spaced repetition for educational purposes within corporate and government organizations. The platform is designed to facilitate the retention of information by delivering learning content in small, manageable segments known as microlearning. Hermann systematically presents this content at optimal intervals to reinforce knowledge retention, which is particularly beneficial for maintaining proficiency in areas that require frequent updates or adherence to new regulations. The platform can integrate into the user's workflow, providing a learning experience that aims to be both efficient and minimally disruptive. Hermann's core functionality supports the idea that continuous learning could be an integral part of the work process, enabling employees to stay informed and skilled without significant interruption to their daily tasks.

Hermann Videos

Core features and functionalities of Hermann include access and delivery, spaced repetition, microlearning, AI-powered Ingest & Author, tools and services, and dashboard and reporting.

<u>Access and Delivery</u>

- **Responsive Design:** Hermann is accessible across various devices and platforms thanks to its responsive design.
- **Cloud-Based Security:** As a secure cloud-based system, Hermann is designed for data safety and accessibility.
- **Branding:** Clients can customize the platform with their brand, creating a seamless user experience.
- **Content Integration:** The system can connect to existing LMS (Learning Management System), SharePoint, EPSS (Electronic Performance Support System), or other learning repositories for content integration.





Learning Objectives covered by today's questions:
Define Agile Practices and Processes
Determine how and when to use Agile practices
Choose who is responsible for specific tasks in the Core Team Model
Communicate with team members using Agile ways of working and appropriate terminology
Categorize ways of working as Agile or not Agile
Are you ready?
BEGIN

Campaign Branding Customization
Hide
Logo
Choose File No file chosen
Custom secondary branding icon
Choose File No file chosen
UPDATE

Spaced Repetition

- **Timed Questions:** Hermann delivers questions tied to learning objectives at specific intervals, which can be customized to meet client needs.
- **Question Types:** It supports various question types, including single and multi-select multiple-choice, and scenario-based questions.
- **Multimedia Questions:** Questions can incorporate multimedia elements such as images, videos, audio, and PDFs to enrich the learning experience.

Schedule
Status: In Development
Options
Use Hermann Schedule
Spaced Intervals:
Interval 1: 5
Interval 2: 8
Interval 3: 13
Start Date: 01/08/2024
Set 1
Set 2
Set 3
Set 4
January
February
36 Days Total
01/08/2024
02/12/2024
5 Days
8 Days
13 Days
CREATE

Microlearning

- **Feedback Mechanism:** Hermann uses microlearning as a feedback tool, offering concise content for both correct and incorrect answers to reinforce learning.
- **Duration:** These learning nuggets are designed to be short, typically under five minutes, to fit into busy schedules.
- **Media Formats:** The platform supports multiple media formats, including videos, animations, audio files, and PDFs, catering to different learning preferences.

- **Targeted Learning:** Microlearning content can be aligned with specific learning objectives to ensure relevance and effectiveness.


GENERICORP
Global Trade Awareness
Which type of item has the most comprehensive and complex trade controls?
Defense-related
Administrative
Foreign-origin
Commercial
SUBMIT

AI-Powered Ingest & Author

Ingest: Hermann's AI-powered Ingest feature allows Companies to use existing training material without having to recreate it or pay outside contractors to parse through existing training. The administrator merely feeds the existing training into Hermann's AI engine and it is designed to learn the training in a matter of seconds.

Author: Hermann can then automatically author the number of requested key learning objectives and associated questions and distractors – helping save the company time and money.


TOPIC
Teach Me
Drag and dro
content here
PDF
GlobTrd.pdf

Tools and Services

- **Authoring Tools:** Hermann includes built-in tools and workflows for content creation, empowering clients' L&D teams to author their content or outsource it to PMG.
- **Learning Campaigns:** Past campaigns are archived and can be copied and edited, simplifying the creation of new learning initiatives.



Dashboard and Reporting

- **Proficiency Tracking:** Hermann provides detailed reports on proficiency levels, which can be categorized by team role, location, or other client-specific criteria.
- **Individual Proficiency:** It tracks proficiency at an individual level, allowing for personalized learning experiences and progress tracking.
- **Learning Objective Proficiency:** The platform breaks down proficiency by specific learning objectives, further detailed by team and individual performance.
- **Engagement Metrics:** Hermann measures learner engagement, providing insights into how users interact with the content.
- **Leaderboards:** To foster a competitive learning environment, leaderboards display performance comparisons by team and individuals.





Overview
By Campaign
By User
By Completion
By Answer
By Performance
Active
Archived

HERMANN
Your Reports
By Completion
By Answer
By Performance
Learning Objectives
Leaderboard





← Your Learning Dashboard
Stress and Physiological Management
Spaced Repetition • Archived (06/27/2023)
Successful
3 / 4 Rank
170 / 1475 Points
Learning Objectives
Topic 1
LO1
LO2
Topic 2
LO1
LO2
Question Set 1
(Topic1/LO2) Differentiate helpful stress management strategies from harmful responses
Which of the following statements is true?
(Topic2/LO1) Recognize how sleep, exercise, and nutrition affect cognitive functioning
Which of the following is correct?
(Topic2/LO2) Recommend behaviors to support sleep, exercise, and nutrition
Which of the following do you recommend? (Select all that apply.)
(Topic1/LO1) Recognize the signs of stress and recommend strategies to reduce the physical symptoms
Which of these statements is most likely true about Ray?

Use of Proceeds

If PMG raises the minimum ($22,750 net of fees), it intends to use all of the proceeds for its marketing budget. If it raises the maximum ($946,500 net of fees), it intends to use the proceeds as follows: *



Maximum
9%
11%
42%
8%
9%
21%
Sales Reps
AI Engineer
Marketing Contractor
New Account Manager
Marketing Budget
Buffer

**Percentages are rounded to the nearest whole number*



- **Sales Reps:** The company expects to hire three reps to help scale Hermann
- **AI Engineer:** The company anticipates hiring a new AI engineer to help further develop Hermann
- **Marketing Contractor:** The company plans to hire a marketing contactor to help promote Hermann
- **Account Manager:** The company aims to hire an account manager for handling Hermann account maintenance and growth
- **Marketing Budget:** The company plans to use its marketing budget for advertising, lead generation, promotions, and conferences
- **Buffer:** The company anticipates using a small portion of the proceeds as a buffer for any unexpected costs

Product Roadmap

PMG has laid out the following product roadmap for Hermann:



Feb. 2024
Rolling campaigns API - Ability to assign users to Hermann campaign individually vs. batch process. Enables campaign to be triggered by individual course completions via an API.
Q2 2024
Translations - Hermann to support common languages Spanish, German, French, Chinese, Japanese and others as needed
Phase 1 complete, next phases in progress
Campaign creation via Artificial Intelligence using large language model (LLM)
Q1 2024
Dashboard/Campaign Results Page: Add new report to help clarify how users can be successful at spaced repetition
3rd Party Administration - enables resellers to administer individual accounts using shared server.

Business Model

PMG generates revenue from two segments – its long-standing professional learning services and the recently developed SaaS-based learning platform, Hermann. While its services segment currently generates a majority of the company's revenues, it's strategically shifting its focus towards enhancing and scaling Hermann. This shift is underpinned by a solid foundation in delivering professional learning services, which have historically driven the company's revenue and are now helping to facilitate the transition towards a more SaaS-focused business model. According to the company, it plans to continue operating its service segment well into the future but is expected to not focus on growing it. Specific details of each segment are listed below.



Professional Learning Services

ILT & VILT (Instructor-Led Training & Virtual Instructor-Led Training)



- Medium Complexity: $4,600 - $5,500 per hour. Features include facilitator guide scripting, participant guide scripting with imagery from PPT, group activities, limited use of media elements, and level 1 and 2 assessments.
- High Complexity: $5,500 - $7,500 per hour. Includes comprehensive media elements like audio, video, animation, infographics, screen captures, and multiple page layouts.

WBT (Web-Based Training)



- Level 1 (Basic): $18,000 - $22,000 per hour. Uses standard development tools, minimal visual customization, text-based instruction, and self-check questions (price not specified in the quoted sections).
- Level 2 (Intermediate): $23,000 - $28,000 per hour. Incorporates client brand into a custom PMG framework, audio/text-based presentation, interactive elements, and basic graphical treatment.
- Level 3 (Advanced): $29,000 - $37,000 per hour. Adds more complex GUI customizations, medium complexity animations, more synchronized audio-visuals, and custom graphics/layouts.

Video Production



- Moderate Complexity Motion Graphic/Infographic Style Video: $2,500 - $3,000. Features script reviews, 508 compliance, voiceover, music, and MP4 file delivery.
- Moderate Complexity Interview Style Video: $1,000 - $2,500. Involves advanced scripting from interviews, full motion graphics, stock/custom video, voiceover, and music.
- Complex Animation and Custom Animation: $4,000 - $5,000. Includes script reviews, voiceover, music, 508 compliance, and delivery as MP4 file.
- 1-Day Video Shoot on Location: $4,500 per day. Includes equipment like HD cameras, boom microphones, and lighting, but not professional actors.

Documents



- Infographic: Up to 2-page infographic costs $2,650.
- Custom Documents: Job aids, tip sheets, checklists, knowledge maps, step action tables range from $1,250 to $2,150

Hermann

- **Base Package:** $25,000 for setup, onboarding, and licenses for up to 250 users
- **Additional Users:** $10 per additional user
- **Multiyear Contract Discounts:** 15% off for 2 years, 25% off for 3 years
- **Large Accounts:** Custom pricing for over 10,000 annual licenses
- **Customization Costs:** Separate pricing for advanced features like email integration, Single Sign On (SSO), LMS integration, custom reporting, or extensive branding
- **Training Sessions:** Includes up to two virtual training sessions
- **Content Authoring:** Charged separately on a case-by-case basis



Service Customers

Since 2014, PMG has provided learning and video solutions to large commercial and government organizations including Boeing, Edwards Lifesciences, Marsh & McLennan Companies, the Food and Drug Administration (FDA), Teachers Insurance and Annuity Association of America (TIAA), Medtronic, Marriot Vacations Worldwide, the U.S. Department of Veteran Affairs, AvidXchange, the Federal Aviation Administration (FAA), and Cerner, among others.














Hermann Customers

The company has leveraged its pre-existing relationships and industry knowledge to establish several notable customers for Hermann. Currently, Hermann has six customers including the Department of Navy (via KMPG), Boeing, Edwards Lifesciences, the U.S. Department of Veteran Affairs, the U.S. Air Force, TIAA, and FedLearn.










Government Authorization

PMG has applied for the following government authorizations:

- **Authorization to Operate (ATO) within the U.S. Department of Defense (DoD) network** – The company anticipates a decision in March 2024. If approved, Hermann could be cleared for installation on DoD devices.
- **General Services Administration (GSA) Authorization –** The company anticipates its application to be reviewed in March 2024. If approved, it could allow the company to be a prime contractor (work directly) with U.S. government agencies.

HISTORICAL FINANCIALS

PMG generated total revenues of $2.93 million in 2021, which were fully generated through its learning solutions. In 2022, the company reported total revenues of $4.95 million, $4.83 million of which were generated through its learning solutions. The other $117,135 (or 2%) in 2022 revenue was generated from Hermann, which launched in August 2022. Through November 2023, the company reported revenues of approximately $3.83 million, $500,000 (or 13%) of which were generated by Hermann. As the company continues to focus on growing Hermann, it anticipates in the future that a larger portion of its total revenue may come from Hermann.





Through November 2023, PMG total expenses totaled approximately $2.10 million for the year, an increase of roughly 23% from the same time period in 2022. This increase was primarily due to the company's continuous focus on further developing, marketing, and scaling Hermann. In 2022, the company's operating expenses (OpEx) for the year were around $1.57 million, an increase of 62% from 2021's total OpEx of around $965,000. This increase was primarily due to rising general and aministrative (G&A) and research and development (R&D) costs associated with Hermann.





PMG has been operating at a net loss for the majority of 2023 (through November) as the company continues to focus on scaling Hermann. Through November 2023, PMG has reported a net loss of roughly $465,000 for the year. However, the company has been historically profitable on annualized basis. In 2022, the company's net income totaled around $489,000, which represented an increase of approximately 5% from 2021's total net income of around $463,000. For 2024, the company plans to focus on growing Hermann, which will likely result in the company reporting a net loss for the year. However, the company is aiming to reach profitability again in the first half of 2025. As of January 30, 2024, the company had roughly $280,000 cash on hand.







Corporate Training

The 2023 Training Industry Report from Training Magazine indicated a steady pace in the U.S. corporate training sector's spending, with total expenditures slightly rising to over $101.8 billion. This modest 0.2% increase from the previous year is influenced by various factors, including a significant jump in spending on external products and services, which rose 23% year-over-year to $10.1 billion. Contrasting trends were observed in company-specific expenditures: large companies decreased their spending to $16.1 million, midsize companies held steady at $1.5 million, and small companies increased to $459,177. The report also highlighted a slight decrease in organizations expanding their training teams, down to 37% for 2023 (down 1% from 2022). Despite the overall growth, there was a decrease in the average spend per learner to $954 and a reduction in average training hours to 57 hours annually. Other key findings from the report include:[ix]

- The most anticipated future training purchases include online learning tools and systems, with 43% of organizations planning to invest in them (up from 34% in 2022)
- Service organizations spent the most per learner at $1,207, indicating a sector-specific focus on training intensity
- 40% of companies reported increased training budgets, with midsize companies showing the greatest increase
- On average, organizations spent 16% of their budget on learning tools and technologies, or $360,164
- The highest priorities for allocating training resources in 2024 include increasing the effectiveness of training programs and increasing learner usage of training programs
- Management and supervisory training are anticipated to receive the most funding, continuing a 11-year trend



Training Expenditures ($Bn), 2018-2023



Training Magazine, November 2023

In 2023, the average expenditure for training outsourcing in the corporate sector increased to $322,376, a significant rise from $197,519 in 2022. Large companies spent an average of $1.2 million on outsourcing, markedly more than midsize and small companies. About 5% of the total training budget was allocated to outsourcing. While 23% of companies outsourced most or all Learning Management System (LMS) operations, a decrease from the previous year, the majority handled learner support and LMS administration in-house. Instruction and facilitation were more commonly outsourced, with larger companies outsourcing more extensively than smaller ones. The overall trend towards outsourcing is expected to remain steady into 2024.[x]

Extent of Outsourcing Across All Companies, 2023



Training Magazine, November 2023



Spaced Repetition and Microlearning



Curve of Forgetting
For newly learned information
% Memory Retention
100
50
0
1
2
3
4
Weeks
4th repetition
3rd repetition
2nd repetition
1st repetition
Forgetting curve

Spaced repetition and microlearning are educational strategies designed to enhance learning efficiency in enterprise settings. Spaced repetition is a method where information is reviewed and reinforced at increasing intervals, akin to watering a plant regularly for optimal growth. This process is designed to solidify memory by teaching and testing knowledge repeatedly over time. The concept of the forgetting curve, introduced by Dr. Hermann Ebbinghaus in the 1880s, is critical here. It hypothesizes the decline of memory retention over time when there is no attempt to retain information, underscoring the importance of these repetitive learning strategies. Microlearning complements this by breaking down content into small, manageable segments, allowing for learning in short, focused bursts. This approach can be particularly effective in the modern fast-paced environment, providing personalized, efficient learning experiences that can be accessed anytime and fit into busy schedules.[xi]

The microlearning industry, specializing in compact, targeted learning experiences, has witnessed substantial growth. According to Mordor Intelligence, the market size was valued at $2.31 billion in 2023 and is anticipated to reach $4.40 billion by 2028, showcasing a compound annual growth rate (CAGR) of 13.77%. This surge is propelled by the industry's adoption across various professional landscapes, bolstered by technological advancements in simulation-based learning, and an increased demand for training that is both skill-based and results-driven. Microlearning's appeal can be further enhanced by its flexible, learner-centric design and compatibility with cloud-based platforms, making it a strategic fit for today's dynamic workforce and modern educational ecosystems.[xii]

Venture Financing

PMG competes within the broader educational software industry which recorded $8.11 billion in venture capital funding in 2023, down slightly from 2022’s total funding of $8.23 billion. Despite the slight decline in funding, the industry’s median deal size rose 15% year-over-year to a new all-time high of $0.94 million in 2023. Other venture funding highlights from the educational software industry include:

- Total venture funding of $79.79 billion from 2013 total 2023
- Median post-money valuation of $9.85 million in 2023, the second highest number on record
- CAGR of 16.22% from 2013 to 2023



Capital Invested and Deal Count in the Educational Software Industry, 2013-2023



Source: PitchBook Data, Inc.



Absorb: Founded in 2003, Absorb is an AI-powered learning management system (LMS) built to accelerate learning and drive results. Its suite of products, tailored for corporate learning and development, is designed to empower organizations to scale their learning initiatives, enabling employees to enhance their skills within a dynamic learning culture. Absorb's product lineup includes the Absorb LMS, a learning management system that helps global organizations prosper; Absorb Infuse, which integrates learning into the flow of work; Absorb Engage, a set of tools aimed at boosting learner engagement and user experience; Absorb Create, an advanced online course builder and authoring tool; Absorb Analyze for in-depth insights into learning programs and their impact on business results; and Absorb Amplify, a content library with a variety of curated courses to streamline employee training.[xiii] According to the company, it has over 1,700 customers across 34 countries including notable organizations such as Sony, Gap, Johnson & Johnson, and Samsung, among others.[xiv][xv] In June 2021, Absorb was acquired by technology-focused private equity firm Welsh, Carson, Anderson, & Stowe in a deal that valued it at an estimated $500 million.[xvi][xvii]



Qstream: Established in 2008, Qstream operates a microlearning solution that enhances job performance through scientifically proven methods. The company provides a suite of products designed to enhance the learning and proficiency of employees through microlearning. Its platform, known for reinforcing knowledge and skills, is structured around scientific research in brain science to combat the forgetting curve. Qstream's offerings revolve around delivering scenario-based challenges, insights into proficiency and engagement, and data analytics for measuring progress. Furthermore, its integrations with various learning and communication platforms like Microsoft Teams, Workday, SAP SuccessFactors, Cornerstone, Degreed, Zoom, and Slack facilitate seamless knowledge reinforcement. These integrations allow for the delivery of microlearning challenges directly into workflow communication channels, providing real-time alerts, leaderboards, and the ability to self-enroll in learning modules.[xviii][xix] Qstream's most recent venture financing came in December 2016 when it raised a $15 million Series B round at a $75 million valuation.[xx]





Centrical: Since inception in 2013, Centrical has focused on the enhancement of frontline employee performance through its suite of software solutions. The company's platform is designed to transform business operations by elevating the employee experience using a gamification-based approach. Centrical's offerings include tools for gamification, performance management, AI-powered coaching, microlearning, and an AI digital coach named MegAI, alongside quality assurance and a system for capturing the voice of the employee feedback. The platform aims to align, engage, and optimize frontline agent and team performance, integrating AI and gamification to personalize the employee journey.[xxi] [xxii] According to the company, its solutions are trusted by leading enterprises including Microsoft, Webhelp, SwissLife, and Synchrony Financial, among others. [xxiii] In March 2021, Centrical raised $32 million in funding co-led by Intel Capital and JVP, bringing its total funding to around $64 million.[xxiv]



Amplifire: Founded in 2000, Amplifire is a smart learning platform engineered to target confidently held misinformation to optimize learning outcomes. The platform's adaptive learning technology tailors training to individual knowledge gaps, while its sophisticated analytics provide intelligent recommendations and predictive insights. Amplifire's comprehensive toolkit includes authoring capabilities, drag-and-drop functionalities, and customizable learning paths, as well as grading and assessment features to ensure effective knowledge acquisition and retention. Serving sectors such as healthcare, corporate training, higher education, and professional services, the company reports several notable customers including Pearson, Arizona State University, Tegria, and Heath Catalyst, among others.[xxv] In July 2022, Amplifire was sold to Polaris Growth fund for an undisclosed amount.[xxvi] The company had previously raised more than $21 million in funding from 2006 to 2020. [xxvii]



Mindmarker: Founded in 2013, Mindmarker specializes in reinforcing corporate training effectiveness through its learning platform designed to employ microlearning and spaced repetition techniques. The platform is engineered to support knowledge retention and skill application in workplace environments. With a user-friendly interface, Mindmarker facilitates learning experiences beyond traditional settings, enabling continuous engagement and measurable behavioral adjustments. The software is known for its practical analytics, which track learner progress and interactions. Noteworthy outcomes attributed to Mindmarker's methodology include improved customer service ratings for a hospitality chain and more efficient onboarding processes for an insurance company. Moreover, high-profile clients such as Comcast Business and Discover Financial Services have utilized Mindmarker to enhance training outcomes and employee performance metrics.[xxviii] [xxix] In January 2021, the company announced that it had closed an oversubscribed multi-million-dollar funding round from existing investors Bisk Ventures and True Blue Partners.[xxx] [xxxi]

EXECUTIVE TEAM



Ben Campbell, Founder and Chief Executive Officer: Ben Campbell founded PMG in 2014 and has served as Chief Executive Officer (CEO) since inception, where he's focused on delivering custom learning solutions for top-tier corporate and federal clients. Concurrently, he has been spearheading CheckN Holdings, Inc. as Co-Founder and Chairman for over three years, guiding the company toward the launch of its social utility app in December 2023. Prior to these ventures, Ben authored a critically acclaimed thriller called "Nothing They Won't Do", sustained a successful eight-year tenure as the CEO of online music platform OurStage.com, and led network infrastructure services



company BTS Partners, Inc. as CEO. Ben's academic credentials include an MBA in Entrepreneurial Management and Finance from Harvard Business School following a Bachelor of Art in Chemistry from the University of Richmond.



Colin Cohen, Chief Revenue Officer: Colin Cohen has served as Chief Revenue Officer at PMG since January 2019, overseeing the sales strategies for a range of learning and communications solutions. Prior to his current role, Colin spent six years at global technology and professional services company General Dynamics Information Technology, where he led sales for the custom learning solutions division. Before that, he advanced to Vice President of Sales and Business Development at OurStage, after a year as Director of Business Development, contributing to the company's revenue and partnership strategies. Colin's earlier career also included a five-year stint as National Account Director at information management provider Vangent, Inc., managing long-term client relationships with key business-to-business (B2B) and Federal clients. Colin holds a Bachelor of Art in English from Tufts University.



Jeff Strobel, Chief Technology Officer: Jeff Strobel joined PMG in August 2014 as Chief Technology Officer (CTO), where he leads the creation of short, educational, and impactful videos. Before joining PMG, Jeff spent nearly eight years as the CTO of OurStage, Inc., an online music discovery platform that engages new talent and fans. His entrepreneurial spirit is evident from his time as Founder and President of Paperback Digital for four years, and earlier, Palm Digital Media for over five years, which was acquired by Barnes and Noble to enhance their Nook platform. Jeff holds a Master of Science in Computer Science from Boston University and a Bachelor of Science in Civil Engineering from Northeastern University.



John Dzamba, Chief Operational Officer: John Dzamba joined PMG in January 2019 as Chief Operating Officer. Before taking on his current role, Dzamba had a lengthy tenure of over 23 years at General Dynamics Information Technology, where he last served as Operations Director. During this time, he developed a particular expertise working with Boeing for over 15 years and was the Managing Director for General Dynamics IT's commercial learning arm, the team of which now constitutes the core staff at PMG.

PAST FINANCING

Since its inception in 2014, PMG has primarily leveraged the revenues from its long-established service business to finance its operations. In addition to this, PMG has tapped into the financial resources of its key executives and close family friends, who have extended more than $400,000 in loans to the company since 2014 (with around $280,000 outstanding as of November 2023). These loans have come with the advantage of modest interest rates ranging from 0 – 5% and the flexibility of an open-ended repayment term (most have undefined principal repayment periods), thereby providing PMG with essential working capital to sustain and grow its business. The company has also opened line of credits with banks and has one currently open with an outstanding balance of $299,000, as of November 2023.



Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $1,000,000
Discount Rate: 10%
Pre-Money Valuation Cap: $9 million or $7.5 million
Conversion Provisions: In connection with a preferred equity financing of at least $1 million, the Company has the option to convert the Crowd Notes into non-voting preferred stock at a price based on the lower of (A) a 10% discount to the price per share for preferred stock by investors in the equity financing or (B) the price per share paid on an $9 million or $7.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,



- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://trainingmag.com/2022-training-industry-report/

[ii] https://www.mckinsey.com/featured-insights/mckinsey-explainers/what-is-the-future-of-work

[iii] https://www.mckinsey.com/featured-insights/mckinsey-explainers/what-is-the-future-of-work

[iv] https://getrapl.com/blog/how-spaced-repetition-and-microlearning-help-enterprise-learning/

[v] https://whatfix.com/blog/spaced-learning/

[vi] https://elearningindustry.com/how-microlearning-spaced-repetition-beat-forgetting-curve

[vii] https://www.pmglearning.com/

[viii] https://www.pmglearning.com/video_solutions

[ix] https://trainingmag.com/2023-training-industry-report/

[x] https://trainingmag.com/2023-training-industry-report/

[xi] https://getrapl.com/blog/how-spaced-repetition-and-microlearning-help-enterprise-learning/

[xii] https://www.mordorintelligence.com/industry-reports/microlearning-market

[xiii] https://www.absorblms.com/products/

[xiv] https://www.absorblms.com/

[xv] https://www.absorblms.com/company/

[xvi] https://www.prnewswire.com/news-releases/welsh-carson-anderson--stowe-completes-acquisition-of-absorb-software-301302081.html - :

[xvii] PitchBook Data, downloaded November 2023

[xviii] https://qstream.com/product-overview/

[xix] https://qstream.com/

[xx] PitchBook Data, downloaded November 2023

[xxi] https://centrical.com/



xxii https://centrical.com/about-us/

xxiii https://centrical.com/

xxiv https://venturebeat.com/business/employee-engagement-startup-centrical-raises-32m/

xxv https://amplifire.com/

xxvi https://www.prnewswire.com/news-releases/leeds-equity-partners-announces-sale-of-amplifire-to-polaris-partners-301592157.html

xxvii PitchBook Data, downloaded November 2023

xxviii https://www.mindmarker.com/

xxix https://www.mindmarker.com/customers

xxx PitchBook Data, downloaded November 2023

xxxi https://www.globenewswire.com/news-release/2021/01/28/2166058/0/en/Mindmarker-Announces-Oversubscribed-Funding-Round-and-Expanded-Executive-Team.html

<p align="center">**EXHIBIT C**</p>

<p align="center">***Subscription Agreement***</p>

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Pitch Media Group, Inc.
165 Washington Street, Suite 202
Winchester, MA 01890

Ladies and Gentlemen:

The undersigned understands that Pitch Media Group, Inc. a corporation organized under the laws of Delaware (the "Company"), is offering up to $1,000,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 31, 2024 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on April 29, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow

Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Pitch Media Group, Inc. 165 Washington St. Suite 202 Winchester, MA 01890 Attention: Benjamin Campbell
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____
Name: |

| **PURCHASER (if an entity):** |
| _____
Legal Name of Entity

By_____
Name:
Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Pitch Media Group, Inc.** |
| By_____
Name:
Title: |

EXHIBIT D

Crowd Notes

Pitch Media Group, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Pitch Media Group, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7.5 million.

The "**Discount**" is 10%.

The "**Offering Deadline**" is April 29, 2024

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:
  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,000,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

    a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

        i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

        ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

    b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

        i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

    c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

        i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

            A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

            B. Obtaining the Corporate Transaction Payment.

        ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

    d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

    e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their

4

capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written

5

consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b.   **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c.   **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d.   **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Pitch Media Group, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Pitch Media Group, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $9 million.

The "**Discount**" is 10%.

The "**Offering Deadline**" is April 29, 2024

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:
   i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,000,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as

determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their

4

capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

    a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

    c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

    d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

    e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

    g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

    b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

    c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



PMG
LEARNING
SOLUTIONS

AI-POWERED SAAS TRAINING PLATFORM

INVESTOR PRESENTATION

DRAFT
January 2024

LEGAL NOTICE

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

EXECUTIVE SUMMARY

PMG Learning is **transitioning** from a ($4m - $5m revenue) professional Learning **Services** company to a **Software-as-a-Service (SaaS)**-based Learning Platform company. We have developed a disruptive new **AI-powered SaaS platform**, called **Hermann**, that we believe is unique for the learning and training industry.*

- **We know the learning market** and have long-established (9+ yrs) commercial and government clients.

- **We leveraged our industry knowledge** to design a new platform that delivers **spaced-repetition** micro-learning – which can be **superior** to traditional training.

- The platform is **live in the market** (*Aug 2022*) **with 6 paying customers**

- We are seeking **$1.0m funding to accelerate:** i) our transition, ii) **customer acquisition**, and iii) **the development of our Artificial Intelligence (AI) offering.**

Our vision is to exit to Private Equity or Strategic buyer in **next 3 to 5 years.**

* All profits from the Services business have gone and will continue to go toward funding Hermann Sales & Mktg.

EXECUTIVE SUMMARY – cont'd

- **Hermann solves 3 critical problems in the $122b+ annual US corporate training market:**[1]

  i. most employees forget what they learn within a few days[2]

  ii. traditional training is too long and pulls workers from their jobs[3]

  iii. front-line, non-office workers often don't have Personal Computers (PCs) so they need micro-learning, to-the-phone[4]

  Hermann aims to solve all three of these key issues

- **Paying customers** include: Boeing, U.S. Air Force, U.S. Navy (via KPMG), U.S. Veterans Administration, & others

- The latest version of Hermann adds an **AI-powered "Coach"** to auto-ingest training material and auto-create learning objectives and questions

- Hermann is awaiting **ATO (Authorization to Operate) approval in the U.S. Department of Defense (DoD) network** *(expected March 2024)*

- Also awaiting final approval of application to be **on the General Services Administration (GSA)** – allowing us to be a prime contractor with US Government agencies *(expected March 2024; Note also: SBIR & SBA)*

PMG LEARNING SOLUTIONS

A FEW OF OUR SERVICES CLIENTS

An (H) denotes those who are already Hermann clients





















BOEING (H)

KPMG (H)

avidxchange™

Edwards (H)

MARSH & McLENNAN COMPANIES

Medtronic

MARRIOTT VACATIONS WORLDWIDE℠

FEDERAL AVIATION ADMINISTRATION

UNITED STATES NAVY (H)

FDA

U.S. AIR FORCE (H)

VA U.S. Department of Veterans Affairs (H)

WE BELIEVE SPACED REPETITION IS THE SOLUTION

Spaced Repetition repeats **short micro-learning modules at intervals of increasing time gaps** until mastery is achieved – **without removing employees from their job**. The graph below explains the forgetting curve and how it is mitigated by spaced repetition learning – which can use a **wide variety of media** types, including: short Video, WBT (web-based training), Text, Job Aids, Assessment questions, etc.[6][7]



AI CAN DIFFERENTIATE HERMANN EVEN FURTHER



Hermann now includes an AI offering called *Coach*. Features are being introduced in a phased approach which started in **Q4 2023**. In order of release, they are:

1) **INGEST & AUTHOR:** Hermann's AI Coach can **ingest** learning material and automatically **author** the assessment questions.

2) **HINTS**: Coach can teach, assess, and **assist via Hints** - in the same session. This offers **first-time-learning** and can **alleviate the need for remediation.**

3) **INFORM**: Coach can **collect feedback FROM employees,** not just help train them. This feedback mechanism could be critical for **informing leadership of hard-to-know issues such as: Change Management, Safety, and Retention.**



Hermann
Ebbinghaus

19th C Psychologist
who first identified
the "Forgetting
Curve"5

VIDEO OVERVIEW

Hermann System Demo: http://www.pmglearning.com/vid/aqilgqnzcfbc_h

Hermann AI Features Video: https://www.pmglearning.com/vid/nqzwyrxgbgnd_h

INTELLECTUAL PROPERTY

PMG, Inc. is the owner of Patent Pending App #: 63209580 – the Intellectual Property of the Hermann SaaS platform. *Claims specifically focus on the approach (ease of use and intuitive nature of the offering) of the self-service authoring and scheduling tools. Actual patent filing available upon request.*

PMG LEARNING SOLUTIONS

HERMANN CONTRACTS

Client	SaaS $/Services $
BOEING	**$416,000** *(2-year contract)*
KPMG / United States Navy	**$250,000 est.** *(3-year contract)*
U.S. AIR FORCE	**$30,000** *(trial – before expand)*
VA U.S. Department of Veterans Affairs	**$30,000** ***(trial – before expand)***
Edwards	**$25,000** *(trial – before expand)*

Channel Partners



- BYLIGHT – LIGHTING THE PATH - TO INNOVATION
- KPMG
- HRS





LEADERSHIP TEAM



Ben Campbell, Founder/Chief Executive Officer (CEO)
Ben is a Harvard Business School graduate and has been the Founder and/or C-level exec of four different tech startups in the U.S. and Europe over the past 25 years.



Colin Cohen, Chief Revenue Officer (CRO)
Colin has been a CRO or senior sales executive in the commercial learning industry for over 20 years, including at GDIT and Pearson Education. He personally holds PMG's account relationship with Boeing, TIAA, the US Air Force, and others. He is a graduate of Tufts University.



Jeff Strobel, Chief Technology Officer (CTO)
Jeff has built and led software development and engineering teams for over 25 years. As President & CTO of Peanut Press, Jeff and his team built an eBook reader (sold to Barnes & Noble). Jeff has a BS in Engineering from Northeastern, and a Master's in Computer Science from Boston University.



John Dzamba, Chief Operating Officer (COO)
John has over 30 years experience as a senior executive running learning solutions organizations, including for Vangent and GDIT, with extensive expertise leading large-scale initiatives for commercial and federal clients alike.

Org Chart



LEGEND
= Learning Solutions
= Hermann
= at least 1/3 time Hermann
Yelllow = perm Contractor
Ben Campbell CEO
Joe L. Chief Video Editor
John Dzamba COO
Colin Cohen CRO
Jeff Strobel CTO
Tony P. PMO
John S. PMO
Kevin W. PMO
Danielle B ISD.
Scott F. Production
Renee T. QC Lead
Dennis C. Senior ISD
Tracey N. Senior ISD
Maria B Senior ISD
Joe M. Media Director
Will H. Production
Kathleen H. Graphic Artist
Johnathon S. Senior Eng
Adam D. Senior Eng
Dave C. Product Mgr
Senior AI Eng TBD
Sales Rep TBD
Mktg Rep TBD
Acct Mgr TBD
Sales Rep TBD
Sales Rep TBD

CONFIDENTIAL

CURRENT VALUATION, THE ASK, & USE OF FUNDS

CURRENT VALUATION

Services Business: $4m Valuation *($4m Annual revenue @ 1x Rev)*

+ SaaS Platform Business: $5m Valuation *(Live in the market, Blue Chip Clients; 7-figures of multi-year Revenue)*

Est. Total Business Valuation = $9m

THE ASK

Seeking $1m funding to accelerate our transition and customer acquisition.

USE OF FUNDS - Year One	Cost
3 New Sales Reps	$450,000
1 New AI Engineer *(or contractor services)*	$200,000
1 Marketing Contractor	$100,000
2 New Account Managers	$150,000
Marketing Budget	$100,000
TOTAL	**$1,000,000**

PMG LEARNING SOLUTIONS


HERMANN
THANK YOU!

www.PMGLearning.com

Contact: Ben.Campbell@PMGLearning.com

SOURCES

[1] https://trainingindustry.com/wiki/learning-services-and-outsourcing/size-of-training-industry/

[2] https://www.applearn.com/insights/why-employees-forget-90-of-training-within-a-week-and-what-to-do-about-it

[3] https://www.gsb.uct.ac.za/ideas-exchange/learning-and-development/why-the-demise-of-the-traditional-corporate-training-model-is-good-for-business

[4] https://www.computerworld.com/article/3690412/frontline-worker-apps-on-the-rise.html

[5] https://www.growthengineering.co.uk/what-is-the-forgetting-curve/

[6] https://e-student.org/spaced-repetition/

[7] https://collegeinfogeek.com/spaced-repetition-memory-technique/

RISK DISCLOSURES

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

RISK DISCLOSURES

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

RISK DISCLOSURES

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Hermann Demo

This short demonstration of Hermann is designed to give an overview of how to create a campaign, how to author questions, the learner's experience, and the wealth of management reports and tracking dashboards available.

Creating a learning campaign is easy.

Administrators log into Hermann where they have the ability to create, edit, delete, or duplicate a campaign by selecting the Add Campaign button.

The software walks them through each step of the process, including one selecting the type of campaign, spaced repetition, or microlearning, 2 Naming a topic.

Three.

Adding learning objectives 4 Writing questions tied to each learning objective.

Spaced repetition.

Campaigns should be selected when learner retention of knowledge is critical.

PMG recommends authoring up to four question variations to ensure learner mastery of the material.

Microlearning which are shorter.

One off campaigns can be selected when information needs to be disseminated in a concise format that might include policy changes, current events, or any other timely information.

If a microlearning campaign is selected, the process would be identical, but with only one variation per question.

Authoring questions is simple and can include multiple choice, Multiple multiple choice, and True False.

Administrators have the option to add introductory content with text and media to support the question.

Feedback for correct and incorrect answers can also be authored and can also include text and media.

Intro content or feedback can contain links to Xylem, my Learning, EPSS, Degreed, SharePoint, or other approved locations, or the content can be stored on their Hermann dedicated Boeing server.

Hermann's intuitive design makes it easy to add users to a campaign.

The administrator simply selects the user icon in the authoring view and then uses a checkbox to select the users or user groups to be assigned to the campaign.

Scheduling a campaign within Hermann is also easy and intuitive.

The administrator selects the schedule icon from within the authoring screen, enters the start date, and Hermann does the rest.

Hermann auto populates the schedule using timing intervals based on neuroscience best practices proven to maximize knowledge retention.

The calendar view populates to visually show dates when each question set is scheduled for delivery, as well as indicates the earliest possible completion date.

Herman also allows for custom scheduling if needed.

The administrator can also navigate to the Schedule tab, where they'll be presented with a calendar view that provides a snapshot of scheduled campaigns to allow avoidance of significant overlap.

If desired, dates can be adjusted accordingly.

Once the campaign and dates have been saved, the final step is for the administrator to select the Enable button from the Content tab.

The status will move from in Development to Pending.

The status will move to Active on the scheduled start date.

When a Hermann campaign is initiated, the learner receives an alert by e-mail or text introducing them to the campaign and linking to a campaign landing page.

The landing page is configurable and may include a custom hero tagline, a leaderboard, as well as a customer logo and branding colors.

The initial screen introduces the learner to the campaign, informs how many questions they need to answer, available points to be earned, and their current rank on a leaderboard.

Additionally, the page provides a list of the learning objectives.

Points are provided based on an algorithm, including learner engagement and accuracy in answering questions.

After the learner selects begin, they are presented with questions tied to each learning objective.

Each question draws from the information authored by the administrator during initial setup.

The screen indicator shows the number of questions and sequence, and a submit button is selected upon user completion.

Upon selecting submit, the learner receives immediate results including correct or incorrect answers and reinforcement feedback.

The feedback is used to ensure long term knowledge retention by providing additional detail regarding each answer.

Once the learner answers all questions in the set, summary data is displayed, including results of questions, answered, points received, rank among all learners.

Herman provides robust reporting for management and the learner.

The Learner dashboard provides extensive detail across active and archived campaigns.

These include summary details such as number of user campaigns, average time to complete, and total questions answered.

More detailed reports show user performance and rank including both high level and drill down analytics on performance by learning objective as well as individual questions.

All reports have roll over functionality to provide definition detail by report.

Field management reporting enables executives to view performance and engagement by campaign, user, user group, learning, objective and or question.

Using the native reporting capabilities of Hermann, the learning organization can easily see the improvement in learning retention.

Additionally, reports provide the analytics to determine teams or individual users who require support and also looks at critical areas by learning objective that require specific learning interventions.

HERMANN Solution Overview

Researchers have long known that humans have two capabilities when it comes to learning short term and long term memory.

Cramming for an exam the night before or remembering your hotel room number on a business trip are examples of short term memory.

For matters requiring long term recall, such as flying an airplane or learning a surgical procedure, repetition is required before the typical learner has genuine mastery of the material.

Yet for decades, the corporate training market has delivered training methods that only require short term recall.

Experts have known for years that the majority of training material is forgotten within a few days.

One well known study by Washington University showed that after studying new information for 10 minutes, students could recall 80% of the information later that same day, but could only recall 40% of the information just one week later.

Yet training organizations spend $60 billion annually on programs knowing that the majority of that knowledge will be forgotten in a very short period of time.

This tendency to forget that which has been stored in short term memory was first documented and graphed by German psychologist Hermann Ebinghaus in the 19th century.

However, Ebinghaus also proved that the forgetting curve can be mitigated by what is known as a spaced repetition.

This is achieved by repeating the learned information at intervals of increasingly large time gaps.

With each repetition, less and less is forgotten until reasonable mastery is achieved.

Historically, large organizations have not had a cost effective solution to solve this dilemma given how expensive training was to deliver and the time and cost of taking employees away from their jobs for long learning programs.

However, this is now changing thanks to the cost and time effectiveness of micro learning via short video and other media as well as the decreasing costs of software required to deliver and track micro learning training.

PMG's Herman is a leading platform that enables authoring and administration of questions and distribution of refresher learning to users in order to dramatically improve long term knowledge retention.

The proposed questions tie the learner back to learning objectives and identified skills and consist of the following question types, multiple choice, multiple multiple choice, true false learner knowledge and behavioural changes are optimized via quizzes and short repeat learning.

Both the specific intervals and training content can be adjusted according to client requirements and best practices.

Hermann includes a number of additional important features authoring tools that let subject matter experts quickly assemble questions and refresh your course material via any web browser.

A secure SaaS system that communicates via clients existing infrastructure including e-mail, learning management system and HRIS, all accessible via mobile devices.

Supporting a broad variety of rich media formats including video, audio, graphics, etcetera, content authoring, services and administration.

And a wealth of dashboards and administrative controls including overall proficiency by team, overall proficiency by individual, proficiency by learning objective also broken out by team and individual, as well as a variety of engagement metrics.

PMG's Herman allows clients to permanently teach employees their existing training content, helping them reduce the forgetting curve and improving product and service excellence, customer satisfaction, and competitive advantage in the marketplace.

PMG - Investor Video

PMG Learning Solutions is a professional services company that has developed a disruptive new SAAS platform called Hermann for the learning and training industry.

Hermann solves 2 critical problems in the $122 billion annual US corporate training market.

One, most employees forget the majority of what they learn in formal training within a few days, and two, training is expensive and time consuming.

Hermann solves both of these issues by breaking learning into small micro learning modules and delivering it to users, computers and mobile devices over specific time intervals, a process known as spaced repetition.

Hermann dramatically improves long term knowledge retention.

Hermann also can substantially reduce costs since content is delivered in bite sized chunks and users do not need to leave their jobs in order to engage the content.

Instead, it seamlessly fits into their workflow.

Since the commercial launch of Hermann, over a half dozen customers have signed contracts to the platform.

Other potential clients with whom the company is in active discussions include those shown on your screen.

The goal for every large corporation is not the process of teaching and assessing employees, but rather effectively transferring knowledge and influencing their behaviour.

And to do that well, nothing is more efficient than a two way, one-on-one real time dialogue.

Of course that is not practical in the real world, but it is with AI.

Moreover, frontline employees are more open and honest when talking to an AI bot than with a real person.

The next generation of Hermann will include an AI offering known as Coach.

Hermann's Coach offers 3 new paradigm changing features 1.

Ingest and author, which is now live in the system.

Hermann's AI Coach can ingest learning material and automatically author the assessment questions, saving substantial time and money.

2 Hints Coach can teach, assess, and assist via hints in the same session.

This offers first time learning and can alleviate the need for expensive remediation.

3 Inform Coach can collect feedback from employees, not just help train them.

This feedback mechanism is critical for informing leadership of hard to know issues such as change management, safety, and retention.

The net result is dramatic cost savings, real improvements in productivity, improvements in employee satisfaction and a reduction in turnover.

To date, profits from PMG's services business have funded the R&D and early sales for Herman.

The company has no outside investors and is wholly owned by its leadership team and employees.

However, the company is a business in transition.

It is rapidly changing from a services business to become a SAAS platform business.

The company's current sales capability is limited to its senior executives.

Use of funds is to build a robust sales and marketing team and further advance Herman's AI features.

EXHIBIT G

Webinar Transcript

PMG Webinar Transcript

So this is the investor presentation for Pitch Media Group doing business as PMG Learning.

I'm Benjamin Campbell, the founder and CEO.

Before we move into the deck, I thought that it might be helpful just to have a little background, PMG is a 10 year old company. We're 14 employees and some number of contractors, that varies.

We founded the business 10 years ago, originally as a video solutions company, not the kind of video where people go out and film things, we subcontract that work.

This was the B2B creation of videos using motion graphics and advanced scripting to tell stories for businesses, for things like marketing videos, how to videos for software and complex industrial machinery for very large companies, and especially for change management and corporate messaging.

And we were finding more and more that the sweet spot in our industry and the most profitable for us was in the learning and training space for very large businesses. We ended up finding a channel partner in General Dynamics IT.

So GDIT had a very old and very established learning solutions company. They did the whole gambit of everything from analysis to instructional design and designing things for instructor led training, web-based training, e-learning, consulting, all types of custom design and development and delivery for very large clients. The team had decades of experience and we ended up becoming their go to for all things video.

And then as fate would have it, about five years ago, GDIT did a merger with some super huge giant, which was the number two in the space and they were #1 and they didn't...they no longer saw the commercial learning service of business as strategic.

And so we approached them and they agreed and we were able to hire the entire team. And happily for us, the entire team came over.

And so on January 1, 2019, we started as a complete solution business, including video and everything to do with all of the other services that are included in the training space, especially for large corporates and for large divisions of the federal government.

And so for the last five years, that's what, that's what PMG has done.

And three years ago, we launched a new product called Hermann, and that's a good spot to move into the presentation itself.

So there's a legal notice here, important risk disclosure information. I encourage you to read it and to the executive summary now.

So we are transitioning from a services-only business which is the video and all other types of learning and training solutions that we've been offering now into an AI powered SaaS platform business around Hermann.

And so in short, Hermann is basically micro learning and spaced repetition training. And I'll explain what that means.

But it's a, it's a unique AI powered platform that not only has us on the services side create custom training, but Hermann actually is involved in the delivery of that custom training and therefore, as with other SaaS platforms, gives us a recurring revenue stream.

But the key points to realize, here are one, is we know the learning market not only from being in it a decade for ourselves, but the team has decades of experience and we've leveraged that knowledge in building Hermann 'cause we built it completely in house.

The platform is live. It went live a year and a half ago. We have paying customers, all of whom are household names.

And we're seeking $1,000,000 in funding primarily to accelerate the sales and marketing of Hermann as well as to further advance the AI component of Hermann.

And we think there's a very strong likelihood that either a strategic buyer or a PE firm at some point in the next three plus years is likely to want to buy this.

So a quick summary of Hermann itself is that it solves the three most critical problems in the $100+ billion dollar annual corporate training market.

So the first one is that most employees forget what they learn within a few days. The dirty little secret in the industry is that everybody knows that.

And so the second thing is that traditional training is unnecessarily long, which makes it unnecessarily expensive, but it also pulls workers from their jobs and that makes it really expensive. Hermann solves that as well.

And then lastly, frontline, non-office workers often don't have PCs.

So if we're talking warehouses, large manufacturing facilities, people in the field like large telco and cable companies that have people out, you know working, digging up streets, laying cable and pipe, those folks often don't have access to PCs in the normal situations in which people would be trained and they often need training more than regular folks in terms of how critical it is to P&L, how critical is the safety, and possible errors that are very expensive.

And so we basically solve all three of those critical issues in the industry. Paying customers include Boeing, the U.S. Air Force, the Navy via KPMG as the prime, the U.S. Veterans Administration, and others.

The latest version of Hermann now has AI-powered coach added to it and I'll explain that on the coming slide.

We are awaiting the ATO which is known as the authorization to operate the approval from the U.S. DoD. We expect it next month. We have March here to be safe. And we're also awaiting the approval of our application for the General Service Administration or GSA, which opens us up to a huge volume of set asides for something that's as custom as this but as scalable as this and yet comes from a small business rather than a large corporation.

This is just you know a quick slide that shows some of the logos of the folks we just talked about, the H that you'll notice in the circle above some of these, are clients who have already become Hermann clients and so this has been very quickly adopted. In fact, we custom designed and built Hermann in close conjunction with several of these clients.

So they, they literally taught us in advance the exact things that they thought would be exciting and that would cause them to buy and they subsequently did.

So a little bit more on spaced repetition, sounds like a fancy term, but it's a really simple way of saying if you learn something in small bites over a period of time, neuroscience proves that you tend to remember it better.

And this is why airline pilots, surgeons, people using dangerous machinery, they all learn things over time through extensive training and repetition.

And that's a big part of the reason why the traditional training that people just click through because they have to for compliance most of the time, not even paying attention, that they forget, they forget within a few hours even, but certainly within a few days.

And the curves here show that at the first review, people may remember, but then over time, after a day or a week, they're down to almost 10%. There is very little memory left of what they had learned.

Second review, they keep more of it. Third review, they keep more. And then at the end of the first month, if you hit them with a fourth review, they tend to stay at long term proficiency then.

And it turns out that with Hermann, because it fits into the regular workflow of these people and goes to their phones if they choose to rather than their desktop, they're able to learn this in the workflow relatively quickly with minimal disruption to their day-to-day work and in a, in a manner that involves long term retention rather than something they forget a few days later.

Using AI to differentiate Hermann even further.

These are the three things. There's a video that you can play that should be on the website that goes into a little more detail on what this does, but the first one is a, is a really big deal: ingest and author.

So ingest and author is basically when a subject matter expert or SME is trying to design the program that someone's going to be learning. They have to take off an existing training. And sometimes it's 50 pages or 100 pages or a huge volume of material maybe from disparate sources, and then feed that into some series of questions. And what we found is that that's expensive.

They often hire us to do that because it's time consuming, and then they review it before it goes live. And that process can take weeks or even months before it all plays out. Well, it turns out that with AI it takes about 60 seconds.

So you can literally feed in huge volumes of documents and then say to the machine, then say to AI, "I'd like to create five sets of questions on this. I'd like them to be around this subject, and can you give them to me?" and it literally just gives them back to you.

And so obviously the SME will still review it, but it saves an enormous amount of time and a whole lot of money.

And the same thing with hints. Hints is one of the biggest things in the learning space right now, because it's very expensive for people to take a test, finally miss something that they were very close to getting anyway. And by the time it works itself through the process of someone reviewing the test, deciding what remedial learning needs to happen, then paying for that remedial learning to take place and then measuring it again, you could have lost six months in that process and a lot of money when in reality at the point of the original test, if you were able to give a hint, then you could have solved it and studies show people would have actually learned it better.

And then lastly, this is the biggest of the three, it's still in development, is inform. So this is the concept of coach literally acting like a coach to individuals at the front line of very large companies.

And so you'll find that these are the people that often matter the most as to whether or not they are on board with the change that's happening on board with a new strategy, on board with a safety management system to make sure that things are being done in a safe and effective manner to avoid expensive accidents.

And you can find out it's really a two-way street where the AI can coach the individuals at the front line on things that really matter to upper management, that really matter to the long term strategy of the business.

And they can get feedback from the people on the front line who are often more open with an AI bot than they are with their own manager.

Because their own manager might be the problem about whether or not the latest change initiatives or the latest strategies or safety programs are effective right now or understood or being well embraced by the folks at the front line.

And this third component alone we believe is bigger than everything PMG does right now all combined. It's really massive and we think we're one of the early ones to market to be able to deliver on this.

And we believe, in our opinion at least, that Hermann is the perfect vehicle through which to implement this and fold it into the day-to-day workflow since we're already doing that with other services that Hermann provides.

So that's the review of Hermann. There's a demo here. These should be on the site if not, the links are here as well as for AI's features, it shows them in action.

And also you can see that we have a patent pending on Hermann itself.

This slide just shows a few of the contracts we already have in place.

And then in terms of channel partners, everyone knows KPMG, HRS is a federal consulting firm. By Light is a multi-billion dollar, very successful contractor in the federal space and our reseller agreement with them literally just came through last week. And so we're very bullish about the types of very large clients they can take us into in the federal government to use this.

In terms of our leadership team, yours truly, Ben Campbell, founder, CEO, I was fortunate enough to go to Harvard Business School a long time ago. And since then I've been either the founder or C level exec of four different tech startups both in the U.S. and Europe.

Colin Cohen is our Chief Revenue Officer. Colin has been a senior sales exec at a number of startups as well as in the learning space for decades. And Hermann was primarily his vision in terms of the feedback he was getting from the market and understanding the need for this, and that clients would embrace it as soon as we launched it, which indeed has been the case.

Jeff Strobel, we're very fortunate to have Jeff in house. He was already part of the PMG team when we brought over the GDIT team. Jeff has a long history and very successful history in the software development space. And he has both BS and a Master's degree, one in engineering and one in Computer Science.

And John Dzamba, our COO. John is one of the more experienced people in the learning space, has been around for decades and has led teams both for us as well as for GDIT and prior to that for folks like Vangent and Pearson and others.

And so we have a very strong team at the leadership level.

And I think a more important thing even than just our resume is, is that the team we have here has all run much larger businesses, each one of us, than we have even today. And so we believe that we are well positioned with the team already in place that can scale this to a much larger business than we are today.

This is the full org chart. The key thing to point out here is just that we've color-coded it. So you can see that the lighter color blue versus the blue-gray and the lighter color blue is both the existing team and those we intend to hire to continue to build out Hermann to obviously increase the revenue for the SaaS platform and the recurring revenue long term.

And last slide here is the valuation and the ask. And so our services business has been doing between

$4 and $5 million a year. And so we're asking one times or a little bit less revenue for that, which we think is industry standard.

In terms of the valuation and the SaaS platform, we're asking a $5,000,000 valuation. Given that we've already built it on our own nickel and we've already begun to scale it. We believe we've proven its efficacy in the marketplace and all that's left to do is actually just add cash to scale it further by hiring a sales and marketing team.

And so the $5 million asked for that and the $4 million for the services side comes to the total valuation of $9 million.

And we're asking for $1 million to hire new sales reps, one new AI engineer and then the marketing and account management that goes with scaling the business.

A final thought on this is we are well aware that some professional investors like to see either pure services or pure SaaS businesses without any combination.

But the simple reality is in our space, which we know arguably as well or better than anyone, businesses consistently ask, "can we have some services components to the SaaS model," and a lot of them don't need it, but the ones that do are often very, very large.

And so we are confident that we are selling more ARR SaaS revenue because at least the offer is there that if the large client needs some additional services, it's often a minority of the revenue, but it's still critical to them executing what they need to execute.

And so they are very symbiotic. And so it's one of the reasons that we'll continue to have a services business. But the important thing is going forward, we're not trying to grow services for the sake of services. We're only growing services as they are needed to support SaaS. So that's an important distinction we thought we'd also add there.

There are a few other important components in terms of risk disclosures as well as sources that follow this, but that is the summary of PMG learning. Thank you.